FIRST QUARTER REPORT	MARCH 31, 2014

Dear shareholders:

Funds from operations (“FFO”) was $156 million or $0.27 per diluted common share for the quarter ended March 31, 2014, compared with $189 million or $0.33 per diluted common share during the same period in 2013. In the first quarter of 2013, FFO includes an investment gain of $22 million or $0.04 per diluted common share.

Net income attributable to common shareholders in the first quarter of 2014 was $93 million or $0.15 per diluted share, compared with $275 million or $0.48 per diluted share during the same period in 2013.

Commercial property net operating income for the first quarter of 2014 decreased to $330 million, compared with $349 million in the first quarter of 2013, partially due to the expiration of a large lease in Lower Manhattan. Excluding Brookfield Place New York and the impact of foreign exchange, same property net operating income on a proportionate basis grew 3.1% compared with the same period in 2013.

Common equity per share at March 31, 2014 is $21.05 compared to $21.06 as at December 31, 2013, and total return of $0.80 per diluted share during the quarter ended March 31, 2014 represented a 15% annual return on opening common equity per share.

OUTLOOK

“Leasing velocity in our largest market – downtown Manhattan – was particularly strong as tenants continue to appreciate the compelling advantages of operating in the area,” said Dennis Friedrich, chief executive officer of Brookfield Office Properties.

HIGHLIGHTS OF THE FIRST QUARTER

Leased 1.3 million square feet of space during the quarter at an average net rent of $32.14 per square foot, representing an 8% increase over expiring net rents in the period. The portfolio occupancy rate finished the quarter at 89.3%.

Leasing highlights from the first quarter include:

New York – 534,000 square feet

•	A 17-year new lease with Macmillan for 176,000 square feet at One New York Plaza
•	A 16-year new lease with Revlon for 90,000 square feet at One New York Plaza
•	A seven-year renewal with Richards Kibbe & Orbe LLP for 59,000 square feet at 200 Liberty Street
•	A 10-year new lease with the New York County District Attorney’s Office for 57,000 square feet at 250 Vesey Street

Houston – 189,000 square feet

•	A three-year renewal with United Airlines for 116,000 square feet at 1600 Smith Street
•	A 15-year new lease with The Petroleum Club of Houston for 30,000 square feet at 1201 Louisiana Street

Toronto – 154,000 square feet

•	A two-year renewal with Public Works and Government Services Canada for 52,000 square feet at 151 Yonge Street

Washington, D.C. – 126,000 square feet

•	A five-year renewal with the General Services Administration for 66,000 square feet at 650 Massachusetts Avenue

Announced $200 million redevelopment program for Five Manhattan West, previously known as 450 West 33rd Street. Along with a recladding of the building’s façade, renovations will include a redesigned lobby, upgraded and expanded elevators, and enhanced HVAC and mechanical systems. In addition, the company purchased a further 23.6% interest in the building for approximately $50 million, increasing its ownership stake to 98.6%.

Sold a 41% interest in Heritage Plaza, Houston, via a joint venture agreement with AEW Capital Management. Net proceeds to the company totaled approximately $118 million. The company will retain a 10% interest and maintain its leasing and property management responsibilities at the building.

Brookfield Office Properties

Sold our 25% participating interest in NAB House, Sydney for A$116 million.

Consolidated debt facilities in Australia totaling A$245 million. The debt facilities for Darling Park Complex in Sydney and 235 St Georges Terrace in Perth were consolidated into a single facility at a floating interest rate of BBSY-1 month +1.85%.

Richard B. Clark	Dennis H. Friedrich
Chairman	Chief Executive Officer

April 25, 2014

2	Q1/2014 Interim Report

Commercial Properties Portfolio

			Assets Under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet IN THOUSANDS)	nUMBER OF Properties	oCCUPANCY	office	retail	leasable	parking & OTHER(3)	total	OWNERSHIP	leasable	total	leasable	total
CONSOLIDATED PROPERTIES
U.S. PROPERTIES
Midtown NEW YORK
300 Madison Avenue	1	100.0	1,104	30	1,134	14	1,148	100	1,134	1,148	1,127	1,141
Five Manhattan West	1	77.0	1,684	81	1,765	27	1,792	99	1,740	1,767	1,740	1,767
	2	86.0	2,788	111	2,899	41	2,940	99	2,874	2,915	2,867	2,908
downtown NEW YORK
Brookfield Place
200 Liberty Street	1	88.4	1,607	52	1,659	80	1,739	100	1,659	1,739	1,649	1,729
225 Liberty Street	1	41.3	2,431	35	2,466	195	2,661	100	2,466	2,661	2,451	2,645
200 Vesey Street	1	99.6	1,258	6	1,264	2	1,266	100	1,264	1,266	1,257	1,259
250 Vesey Street	1	68.8	1,755	44	1,799	194	1,993	100	1,799	1,993	1,788	1,981
Retail and Winter Garden	—	51.1	—	264	264	13	277	100	264	277	263	276
One North End Avenue	1	95.0	498	11	509	—	509	100	509	509	509	509
One Liberty Plaza	1	97.4	2,338	8	2,346	—	2,346	100	2,346	2,346	2,332	2,332
One New York Plaza(4)	1	97.5	2,545	38	2,583	63	2,646	84	2,178	2,230	2,178	2,230
	7	80.7	12,432	458	12,890	547	13,437	97	12,485	13,021	12,427	12,961
Washington, D.C.
701 9th Street	1	100.0	364	—	364	145	509	100	364	509	362	506
Potomac Tower	1	95.5	238	—	238	148	386	100	238	386	236	384
601 South 12th Street	1	100.0	305	—	305	179	484	100	305	484	305	484
701 South 12th Street	1	100.0	249	—	249	178	427	100	249	427	249	427
1625 Eye Street	1	96.4	376	9	385	150	535	10	38	54	38	54
77 K Street	1	100.0	321	4	325	86	411	100	325	411	323	408
650 Massachusetts Avenue	1	94.3	287	25	312	93	405	100	312	405	312	405
Three Bethesda Metro Center	1	88.5	367	1	368	457	825	100	368	825	368	825
Victor Building(4)	1	98.1	294	22	316	114	430	84	266	362	266	362
1200 K Street(4)	1	100.0	365	3	368	119	487	84	310	410	310	410
1250 Connecticut Avenue(4)	1	100.0	162	18	180	57	237	84	152	200	152	200
1400 K Street(4)	1	97.2	178	9	187	87	274	84	158	231	158	231
2001 M Street(4)	1	0.0	190	28	218	90	308	84	183	260	183	260
2401 Pennsylvania Avenue(4)	1	90.9	58	17	75	38	113	84	64	96	64	96
Bethesda Crescent(4)	3	97.2	241	21	262	148	410	84	221	346	221	346
One Reston Crescent(4)	1	100.0	185	—	185	272	457	84	156	385	156	385
Silver Spring Metro Plaza(4)	3	83.3	654	43	697	184	881	84	588	742	588	742
Sunrise Tech Park(4)	4	96.1	315	—	315	325	640	84	266	540	266	540
Two Ballston Plaza(4)	1	89.0	204	15	219	127	346	84	185	292	185	292
1550 & 1560 Wilson Boulevard(4)	2	74.8	248	32	280	164	444	84	236	374	236	374
Two Reston Crescent(4)	1	100.0	183	2	185	233	418	84	156	353	156	353
799 9th Street	1	68.5	192	10	202	55	257	100	202	257	202	257
	30	90.1	5,976	259	6,235	3,449	9,684	86	5,342	8,349	5,336	8,341
los angeles
601 Figueroa(5)	1	88.4	1,032	7	1,039	272	1,311	47	491	620	491	620
Bank of America Plaza(5)	1	89.8	1,381	24	1,405	801	2,206	47	665	1,044	665	1,044
Ernst & Young Tower(5)	1	86.4	904	7	911	665	1,576	47	431	746	431	746
FIGat7th(5)	—	87.5	—	324	324	184	508	47	153	240	153	240
Wells Fargo Center – North Tower(5)	1	83.2	1,324	77	1,401	501	1,902	47	663	900	663	900
Wells Fargo Center – South Tower(5)	1	86.0	1,122	3	1,125	596	1,721	47	532	814	532	814
The Gas Company Tower(5)	1	71.7	1,331	14	1,345	878	2,223	47	636	1,052	636	1,052
777 Tower(5)	1	79.2	1,025	—	1,025	370	1,395	47	485	660	485	660
	7	83.5	8,119	456	8,575	4,267	12,842	47	4,056	6,076	4,056	6,076
(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including Brookfield Financial Properties L.P. (“BFP”) of 0.6%. U.S. Office Fund and Brookfield DTLA Holdings LLC (“DTLA”) assets are presented net of non-controlling interests held by co-investors in the funds
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Parking square feet reflects the application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents U.S. Office Fund asset
(5)	Represents DTLA asset

Brookfield Office Properties	3

			Assets Under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet IN THOUSANDS)	nUMBER OF Properties	oCCUPANCY	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
CONSOLIDATED PROPERTIES
U.S. PROPERTIES CONTINUTED
Houston
1201 Louisiana Street	1	92.8	822	10	832	62	894	100	832	894	832	894
Heritage Plaza	1	98.0	1,123	12	1,135	699	1,834	10	113	183	112	183
One Allen Center(4)	1	76.1	914	66	980	46	1,026	84	826	865	826	865
Two Allen Center(4)	1	95.3	979	7	986	59	1,045	84	831	881	831	881
Three Allen Center(4)	1	93.3	1,172	1	1,173	89	1,262	84	989	1,064	989	1,064
1600 Smith Street(4)	1	96.2	1,048	19	1,067	933	2,000	84	899	1,686	899	1,686
Continental Center II(4)	1	94.3	423	5	428	196	624	84	361	526	361	526
	7	92.3	6,481	120	6,601	2,084	8,685	70	4,851	6,099	4,851	6,099
Boston
75 State Street	1	77.2	771	25	796	236	1,032	100	796	1,032	791	1,025
	1	77.2	771	25	796	236	1,032	100	796	1,032	791	1,025
Denver
Republic Plaza	1	95.2	1,279	48	1,327	511	1,838	100	1,327	1,838	1,327	1,838
1801 California Street	1	58.3	1,316	—	1,316	581	1,897	51	671	968	671	968
	2	76.8	2,595	48	2,643	1,092	3,735	75	1,998	2,806	1,998	2,806
SEATTLE
Metropolitan Park East & West	2	90.0	695	4	699	157	856	50	349	428	349	428
	2	90.0	695	4	699	157	856	50	349	428	349	428
San francisco
685 Market Street	1	74.6	187	12	199	6	205	100	199	205	199	205
	1	74.6	187	12	199	6	205	100	199	205	199	205
Total U.S. Properties	59	84.7	40,044	1,493	41,537	11,879	53,416	77	32,950	40,931	32,874	40,849
(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including BFP of 0.6%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund. 1801 California Street and BOP Met Park LLC are also presented net of non-controlling interests
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Parking square feet reflects the application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents U.S. Office Fund asset

			Assets under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet IN THOUSANDS)	nUMBER OF Properties	oCCUPANCY	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
CONSOLIDATED PROPERTIES
Canadian Properties
toronto
Brookfield Place
Bay Wellington Tower	1	95.8	1,297	44	1,341	68	1,409	100	1,341	1,409	1,117	1,174
Retail and Parking	1	90.3	—	52	52	503	555	56	26	308	22	257
22 Front Street	1	100.0	137	7	144	2	146	100	144	146	120	122
Exchange Tower	1	87.4	962	68	1,030	203	1,233	50	515	616	429	514
105 Adelaide	1	98.0	177	7	184	31	215	100	184	215	153	179
Hudson’s Bay Centre	1	96.0	533	212	745	175	920	100	745	920	621	766
Queen’s Quay Terminal	1	97.8	429	55	484	27	511	100	484	511	403	426
HSBC Building	1	97.6	194	—	194	34	228	100	194	228	162	190
First Canadian Place(4)	1	90.0	2,380	240	2,620	215	2,835	25	655	709	545	590
Bay Adelaide West	1	97.3	1,156	33	1,189	408	1,597	100	1,189	1,597	991	1,331
151 Yonge Street(4)	1	82.1	289	11	300	113	413	25	75	103	62	86
2 Queen Street East(4)	1	100.0	448	16	464	71	535	25	116	134	96	111
	12	93.3	8,002	745	8,747	1,850	10,597	65	5,668	6,896	4,721	5,746
calgary
Bankers Hall	3	100.0	1,939	223	2,162	482	2,644	50	1,081	1,322	902	1,103
Bankers Court	1	100.0	257	7	264	70	334	50	132	167	110	139
Suncor Energy Centre	2	99.9	1,706	25	1,731	348	2,079	50	866	1,040	722	867
Fifth Avenue Place	2	99.7	1,428	49	1,477	294	1,771	50	739	885	616	739
	8	99.9	5,330	304	5,634	1,194	6,828	50	2,818	3,414	2,350	2,848
ottawa
Place de Ville I(4)	2	98.0	571	11	582	365	947	25	146	237	121	197
Place de Ville II(4)	2	91.4	598	11	609	330	939	25	152	235	127	195
Jean Edmonds Towers(4)	2	99.3	542	10	552	110	662	25	138	166	115	138
	6	96.1	1,711	32	1,743	805	2,548	25	436	638	363	530
VANCOUVER
Royal Centre	1	88.0	488	94	582	258	840	100	582	840	485	700
	1	88.0	488	94	582	258	840	100	582	840	485	700
OTHER
Other	1	100.0	—	3	3	—	3	100	3	3	2	2
	1	100.0	—	3	3	—	3	100	3	3	2	2
Total Canadian Properties	28	95.6	15,531	1,178	16,709	4,107	20,816	57	9,507	11,791	7,921	9,826
(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including Brookfield Canada Office Properties (“BOX”) of 16.7%
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Parking square feet reflects the application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents Canadian Office Fund asset

4	Q1/2014 Interim Report

			assets under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet IN THOUSANDS)	nUMBER OF Properties	oCCUPANCY	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
CONSOLIDATED PROPERTIES
Australian Properties
sydney
One Shelley Street	1	100.0	330	25	355	94	449	100	355	449	355	449
KPMG Tower	1	100.0	298	5	303	38	341	50	151	170	151	170
American Express House(4)	1	100.0	156	5	161	24	185	100	161	185	130	149
World Square Retail	2	94.7	—	179	179	192	371	50	89	186	89	186
52 Goulburn Street	1	100.0	247	1	248	73	321	50	124	161	124	161
King Street Wharf Retail	1	95.4	—	61	61	—	61	100	61	61	61	61
	7	99.1	1,031	276	1,307	421	1,728	70	941	1,212	910	1,176
melbourne
Southern Cross East Tower(4)	1	100.0	833	25	858	333	1,191	100	858	1,191	816	1,132
Southern Cross West Tower(4)	1	100.0	478	21	499	—	499	100	499	499	450	450
	2	100.0	1,311	46	1,357	333	1,690	100	1,357	1,690	1,266	1,582
Perth
235 St Georges Terrace	1	100.0	192	—	192	35	227	50	96	114	96	114
108 St Georges Terrace(4)	1	94.3	419	1	420	42	462	50	210	231	169	186
Brookfield Place	1	100.0	842	82	924	116	1,040	100	924	1,040	924	1,040
	3	98.4	1,453	83	1,536	193	1,729	80	1,230	1,385	1,189	1,340
Total Australian Properties	12	99.1	3,795	405	4,200	947	5,147	83	3,528	4,287	3,365	4,098
(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including Brookfield Prime Property Fund (“Prime”) of 19.5%
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Parking square feet reflects the application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents Prime asset

			Assets Under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet IN THOUSANDS)	nUMBER OF Properties	oCCUPANCY	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
CONSOLIDATED PROPERTIES
U.K. PROPERTIES
LONDON
99 Bishopsgate	1	80.0	334	6	340	11	351	100	340	351	340	351
Shoreditch	1	100.0	15	4	19	6	25	100	19	25	19	25
125 Old Broad Street	1	97.1	316	6	322	16	338	100	322	338	322	338
Leadenhall Court	1	100.0	102	7	109	—	109	100	109	109	109	109
	4	90.2	767	23	790	33	823	100	790	823	790	823
Total U.K. Properties	4	90.2	767	23	790	33	823	100	790	823	790	823

TOTAL CONSOLIDATED PROPERTIES	103	88.6	60,137	3,099	63,236	16,966	80,202	72	46,775	57,832	44,950	55,596
(1)	Reflects Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries
(2)	Reflects Brookfield Office Properties’ interest net of non-controlling interests
(3)	Parking square feet reflects the application of a consistent measurement methodology of 350 square feet per parking space

			Assets Under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet IN THOUSANDS)	nUMBER OF Properties	oCCUPANCY	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
EQUITY ACCOUNTED INVESTMENTS
Midtown NEW YORK
245 Park Avenue	1	93.5	1,719	68	1,787	—	1,787	51	911	911	906	906
The Grace Building(4)	1	92.1	1,515	42	1,557	65	1,622	42	657	685	657	685
los angeles
Marina Towers(4)	2	92.4	356	15	371	389	760	42	157	321	157	321
sydney
IAG House	1	99.8	382	35	417	28	445	50	209	223	209	223
E&Y Centre(5)	1	96.7	729	1	730	136	866	50	365	433	294	349
Darling Park Complex	3	98.8	1,097	111	1,208	188	1,396	30	362	419	362	419
melbourne
Bourke Place Trust	1	96.1	670	35	705	273	978	43	303	421	303	421
TOTAL EQUITY ACCOUNTED INVESTMENTS	10	95.1	6,468	307	6,775	1,079	7,854	43	2,964	3,413	2,888	3,324

TOTAL	113	89.3	66,605	3,406	70,011	18,045	88,056	70	49,739	61,245	47,838	58,920

(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including BFP of 0.6% and Prime of 19.5%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund
(2)	Reflects Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Parking square feet reflects the application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents U.S. Office Fund asset
(5)	Represents Prime asset

Brookfield Office Properties	5

Contents

Management’s Discussion and Analysis of Financial Results

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	8

PART II – FINANCIAL STATEMENT ANALYSIS	15

PART III – RISKS AND UNCERTAINTIES	43

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	49

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.	51

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	56

SHAREHOLDER INFORMATION	70

CORPORATE INFORMATION	71

6	Q1/2014 Interim Report

FORWARD-LOOKING STATEMENTS

This interim report to shareholders, particularly the section entitled Management’s Discussion and Analysis of Financial Results, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in documents filed by Brookfield Office Properties with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Office Properties	7

Management’s Discussion and Analysis of Financial Results

April 25, 2014

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Financial data included in Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2014, includes material information up to April 25, 2014. Financial data provided has been prepared using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar references, unless otherwise stated, are in millions of U.S. dollars, except per share amounts. Amounts in Canadian dollars and Australian dollars are identified as “C$” and “A$,” respectively. Amounts in British pounds are identified as “GBP” or “£.”

The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Office Properties Inc. (“Brookfield Office Properties”) over the past three months as well as our financial position and future prospects. It should be read in conjunction with the condensed consolidated financial statements and appended notes, which begin on page 51 of this report. In Part II – Financial Statement Analysis of this MD&A, beginning on page 15, we review our operating performance and financial position as presented in our financial statements prepared in accordance with IFRS followed by a discussion of non-IFRS measures and corresponding reconciliations to comparable IFRS measures.

Additional information, including our Annual Information Form, is available on our website at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS

Brookfield Office Properties is a publicly traded, global commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We own, develop and manage premier office properties in the United States, Canada, Australia and the United Kingdom. The portfolio consists of 113 properties totaling 88 million square feet that are either wholly owned, owned through property-level joint ventures or through two, fully invested, core office funds that were established since 2005 for the purpose of enhancing our position as a leading real estate asset manager.

FINANCIAL HIGHLIGHTS

Brookfield Office Properties’ financial results are as follows:

	Three months ended March 31
(Millions, except per share information)	2014	2013
Results of operations
Commercial property revenue	$582	$566
Net income attributable to shareholders	93	275
Net income per share attributable to common shareholders – basic	0.15	0.51
Net income per share attributable to common shareholders – diluted	0.15	0.48
Common share dividends paid per share	0.14	0.14
	Mar. 31, 2014	Dec. 31, 2013
Balance sheet
Total assets	$31,489	$30,891
Commercial properties	25,799	25,152
Commercial property debt	14,082	13,785
Total non-current financial liabilities	12,826	12,739
Total shareholders’ equity	12,336	12,333
Common equity per share – diluted	21.05	19.49

8	Q1/2014 Interim Report

COMMERCIAL PROPERTY OPERATIONS

Our commercial property portfolio consists of interests in 113 properties totaling 88 million square feet, including 18 million square feet of parking and other. Our development portfolio comprises interests in 20 sites totaling 18 million square feet. Our primary markets are the financial, energy and government center cities of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa in North America as well as Sydney, Melbourne and Perth in Australia and London in the United Kingdom. Landmark assets include Brookfield Places in New York, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park Complex in Sydney.

We remain focused on the following strategic priorities:

•	Realizing value from our investment properties through proactive leasing and select redevelopment initiatives;
•	Prudent capital management, including the refinancing of mature investment properties and disposition of select mature or non-core assets; and
•	Advancing development assets as the economy rebounds and supply constraints create opportunities.

Our commercial property investments are held through wholly or partially owned subsidiaries, which are fully consolidated on our balance sheet, and through entities that we jointly control with our partners, for which we recognize our interests in the net assets of such entities following the equity method of accounting or, in the case of joint operations, by recording our share of the assets and liabilities. We also recognize our investments in certain assets in Australia in the form of participating loan interests.

We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with these endeavors, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire Olympia & York Properties Corporation and O&Y Real Estate Investment Trust (“REIT”). In 2006 we formed our U.S. Office Fund to consummate the acquisition of Trizec Properties, Inc. and Trizec Canada Inc. In 2009 we co-sponsored with our ultimate parent company, Brookfield Asset Management Inc. (“BAM”), the Real Estate Turnaround Fund dedicated to investing in under-performing real estate and in 2012, we participated in an investment made by the BAM sponsored Brookfield Strategic Real Estate Partners Fund. In 2013, a newly created fund, Brookfield DTLA Holdings LLC (“DTLA”), that we control closed on the acquisition of MPG Office Trust, Inc. (“MPG”). As a result we now hold a 47.3% interest in seven class A office properties in downtown Los Angeles, as well as the FIGat7th retail center and a strategically located development site. Our participation in these funds is focused only on investments in the office sector. Of our 113 commercial office properties, 41 are wholly owned; 21 are held in property-level joint ventures, co-tenancies or through participating loan interests; and 51 are held in our funds.

We believe that investing our liquidity with partners through joint ventures or funds enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, ongoing services.
•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.
•	Performance	Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include government and government agencies, CIBC World Markets, Suncor Energy Inc., Morgan Stanley, Bank of Montreal and Bank of America/Merrill Lynch. A detailed list of major tenants is included in Part III – Risks and Uncertainties of this MD&A, beginning on page 43.

Our strategy is to sign long term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, only six percent of our leases, on average, mature annually up to 2018.

Brookfield Office Properties	9

Our average remaining lease term is eight years. The following is a breakdown of lease maturities by region with associated expiring net rents at March 31, 2014:

	Current	2014		2015		2016		2017
(Square Feet in Thousands)	Square Feet	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent
Consolidated Properties
U.S. Properties
Midtown New York	406	30	$22	332	$26	224	$15	―	$―
Downtown New York	2,486	276	37	807	21	645	28	669	29
Washington, D.C.	612	439	28	566	27	290	27	233	28
Los Angeles	1,414	405	24	307	24	614	25	722	27
Houston	510	228	19	551	20	256	21	440	21
Boston	182	13	37	9	33	5	41	16	20
Denver	613	122	17	109	21	34	22	209	15
Seattle	70	15	22	85	19	79	23	131	28
San Francisco	50	2	14	18	18	12	37	―	―
	6,343	1,530	$26	2,784	$23	2,159	$25	2,420	$26
Canadian Properties
Toronto	589	216	$27	438	$29	781	$25	582	$27
Calgary	7	43	34	162	28	487	22	64	25
Ottawa	67	59	22	545	13	42	21	8	14
Vancouver and other	70	6	20	67	24	45	24	21	25
	733	324	$27	1,212	$21	1,355	$24	675	$27
Australian Properties
Sydney	13	38	$87	49	$131	314	$64	16	$148
Melbourne	―	8	106	5	98	11	110	1	103
Perth	25	227	58	16	69	12	71	88	60
	38	273	$63	70	$114	337	$66	105	$74
U.K. Properties
London	78	113	$114	6	$24	72	$82	―	$―
	78	113	$114	6	$24	72	$82	―	$―
Total Consolidated Properties	7,192	2,240	$35	4,072	$24	3,923	$29	3,200	$28

	2018		2019		2020		Beyond		Total
(Square Feet in Thousands)	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet
Consolidated Properties
U.S. Properties
Midtown New York	245	$23	305	$25	56	$26	1,301	$31	2,899
Downtown New York	78	26	13	30	621	37	7,295	38	12,890
Washington, D.C.	1,554	36	403	34	561	37	1,577	44	6,235
Los Angeles	998	25	600	31	326	30	3,189	30	8,575
Houston	926	20	467	23	1,650	24	1,573	24	6,601
Boston	254	23	24	32	15	34	278	29	796
Denver	100	23	513	22	58	23	885	26	2,643
Seattle	100	25	68	25	26	17	125	24	699
San Francisco	95	23	4	18	18	12	―	―	199
	4,350	$28	2,397	$27	3,331	$29	16,223	$34	41,537
Canadian Properties
Toronto	502	$26	685	$25	965	$29	3,989	$27	8,747
Calgary	226	34	101	39	242	39	4,302	30	5,634
Ottawa	3	18	86	21	9	25	924	21	1,743
Other	27	33	37	24	47	30	265	15	585
	758	$29	909	$26	1,263	$31	9,480	$27	16,709
Australian Properties
Sydney	14	$165	174	$61	23	$73	666	$65	1,307
Melbourne	2	87	488	41	3	114	839	56	1,357
Perth	14	76	209	67	1	185	944	92	1,536
	30	$118	871	$51	27	$82	2,449	$72	4,200
U.K. Properties
London	―	$―	93	$72	18	$83	410	$84	790
	―	$―	93	$72	18	$83	410	$84	790
Total Consolidated Properties	5,138	$29	4,270	$33	4,639	$30	28,562	$36	63,236

10	Q1/2014 Interim Report

	Current	2014		2015		2016		2017
(Square Feet in Thousands)	Square Feet	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent
Equity Accounted Investments
U.S. Properties
Midtown New York	239	27	$83	39	$40	136	$44	54	$54
Los Angeles	28	11	23	22	29	30	43	34	25
	267	38	$66	61	$36	166	$44	88	$43
Australian Properties
Sydney	39	19	$86	82	$60	579	$52	427	$58
Melbourne	28	26	48	170	40	107	41	156	46
	67	45	$64	252	$47	686	$50	583	$55
Total Equity Accounted Investments	334	83	$65	313	$45	852	$49	671	$53

	2018		2019		2020		Beyond		Total
(Square Feet in Thousands)	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet
Equity Accounted Investments
U.S. Properties
Midtown New York	26	$89	527	$51	74	$43	2,222	$72	3,344
Los Angeles	33	28	3	30	23	31	187	24	371
	59	$55	530	$51	97	$40	2,409	$68	3,715
Australian Properties
Sydney	515	$63	60	$113	17	$91	617	$91	2,355
Melbourne	6	54	42	45	72	46	98	48	705
	521	$63	102	$85	89	$55	715	$85	3,060
Total Equity Accounted Investments	580	$62	632	$56	186	$47	3,124	$72	6,775

	Current	2014		2015		2016		2017
(Square Feet in Thousands)	Square Feet	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent
Total	7,526	2,323	$36	4,385	$26	4,775	$33	3,871	$32
Total Percent Expiring	10.7%	3.3%		6.3%		6.8%		5.5%
Beginning of Year	10.9%	6.1%		6.8%		6.6%		5.0%
Difference	-0.2%	-2.8%		-0.5%		0.2%		0.5%

	2018		2019		2020		Beyond		Total
(Square Feet in Thousands)	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet	Net Rent	Square Feet
Total	5,718	$32	4,902	$36	4,825	$30	31,686	$40	70,011
Total Percent Expiring	8.2%		7.0%		6.9%		45.3%		100%
Beginning of Year	8.2%		6.4%		7.5%		42.5%		100%
Difference	―		0.6%		-0.6%		2.8%

Our Canadian Office Fund, which consists of 9 properties in Toronto and Ottawa, is a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint arrangements and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We account for our interest in this fund by recognizing our share of the assets, liabilities and results of operations of the properties.

Our U.S. Office Fund, which consists of 30 properties in New York, Washington, D.C., Houston and Los Angeles, and 2.9 million square feet of development sites, which we lead and manage, invests through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. Our 84.3% interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC which is reflected as a consolidated subsidiary in our condensed consolidated financial statements.

DTLA, which consists of 7 properties in Los Angeles, and a 0.8 million square foot development site, which we lead and manage, invests through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We have a 47.3% interest in DTLA which is reflected as a consolidated subsidiary in our condensed consolidated financial statements.

In the third quarter of 2010, we acquired an interest in a portfolio of properties in Australia (the “Australian portfolio”) through an investment of A$1.6 billion in exchange for participating loan interests that provide us with an interest in the results of operations and changes in fair values of the properties. These participating loan interests are a hybrid instrument consisting of an interest bearing note, a total return swap and an option to acquire direct or indirect legal ownership of the properties (the “property subsidiaries”). Certain of these participating loan interests provide us with control or joint control over the property subsidiaries and are consolidated or equity accounted as joint ventures, accordingly. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests. As a result of this arrangement, we also hold an 80.5% controlling interest in Prime, an entity that holds direct ownership interest in five properties in the Australian portfolio, and we have recognized the non-controlling interests in the net assets of Prime in equity.

Brookfield Office Properties	11

In 2012, we agreed to acquire a portfolio of assets in the United Kingdom from Hammerson plc. The portfolio consists of three major operating assets as well as two commercial developments and certain additional smaller assets, all located in London. The operating property located at 99 Bishopsgate and a group of smaller assets closed on September 28, 2012. The remaining assets, including a 50% interest in 125 Old Broad Street, Leadenhall Court and Principal Place, closed in June 2013. In the third quarter of 2013, we disposed of 50% of the residential portion of Principal Place and in the fourth quarter of 2013, we acquired the remaining 50% interest in 125 Old Broad Street.

On October 15, 2013, we, through DTLA, completed the acquisition of MPG, an owner and operator of office properties in Los Angeles. DTLA is a fund established to invest in downtown Los Angeles office properties that is controlled by us through our 47.3% equity interest and the powers we have as manager of the fund. The remaining equity in the fund of 52.7% is held by institutional partners. Together with the institutional investors, we contributed cash and the Los Angeles assets previously held by our U.S. Office Fund to DTLA. DTLA now indirectly owns both the company’s existing downtown Los Angeles office assets, with the exception of Marina Towers, and all of the assets of MPG.

On February 12, 2014, Brookfield Property Partners, L.P. (“BPY”) announced the commencement of its exchange offer to acquire any or all of the common shares of Brookfield Office Properties that it does not currently own. Under the terms of the offer, each Brookfield Office Properties’ common shareholder can elect to receive 1.0 BPY limited partnership unit (67% of offer) or $20.34 in cash (33% of offer) per Brookfield Office Properties share. The board of directors of Brookfield Office Properties (excluding interested directors) has unanimously recommended that Brookfield Office Properties’ shareholders accept the offer.

On April 1, 2014, BPY announced it now owns, directly or indirectly, 469,393,505 common shares of Brookfield Office Properties representing 89.0% of the issued and outstanding common shares on a fully-diluted basis after taking up 220,030,994 common shares pursuant to their exchange offer. BPY will now be pursuing a second stage transaction with us to acquire the remaining common shares, which will proceed by way of a plan of arrangement under Canadian corporate law.

12	Q1/2014 Interim Report

COMMERCIAL DEVELOPMENT

We hold interests in 18 million square feet of high-quality, centrally-located development sites. With the exception of Manhattan West in Midtown New York, Bay Adelaide East in Toronto, Brookfield Place East Tower in Calgary and Brookfield Place Tower 2 in Perth, these development sites are in planning stages. We will seek to monetize these sites through development only when we meet our risk-adjusted return hurdles and when we achieve pre-leasing targets.

The following table summarizes our commercial developments at March 31, 2014:

							Proportionate
							net of Non-
(Square Feet in Thousands)			Number		Assets Under		Controlling
	Region	Location	of Sites	Ownership	Management	Proportionate(1)	Interests(2)
Active Developments
U.S. Developments
Manhattan West	Midtown, NY	Between 31st and 33rd Street across from Moynihan train station	1	100%	5,000	5,000	5,000
Canadian Developments
Bay Adelaide East	Toronto	Bay and Adelaide Streets	1	83%	980	980	816
Brookfield Place East Tower	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,400	1,400	1,400
Australian Developments
Brookfield Place Tower 2	Perth	16-story tower block adjacent to Brookfield Place	1	100%	366	366	366
Total Active Developments			4		7,746	7,746	7,582
Developments in Planning
U.S. Developments
1501 Tremont Place	Denver	One block from Republic Plaza	1	100%	733	733	733
Block 173	Denver	One block from Republic Plaza	1	100%	600	600	600
Reston Crescent(3)	Washington, D.C.	36-acre landscaped campus adjacent to Reston, Virginia	1	84%	724	610	610
755 Figueroa(4)	Los Angeles	Located adjacent to 777 Tower and Ernst & Young Tower	1	47%	792	375	375
1500 Smith Street(3)	Houston	Between 1600 and 1400 Smith Street	1	84%	500	422	422
Five Allen Center(3)	Houston	A sky bridge connection to the Allen Center	1	84%	1,100	927	927
Allen Center Clay Street(3)	Houston	Located in the heart of the Allen Center/Cullen Center complex	1	84%	600	506	506
Canadian Developments
Bay Adelaide North	Toronto	Bay and Adelaide Streets	1	100%	420	420	420
Brookfield Place III	Toronto	Third tower of current project	1	54%	800	432	432
Bankers West Parkade	Calgary	West parkade adjacent to Bankers Hall	1	50%	250	125	125
Brookfield Place West Tower	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,000	1,000	1,000
300 Queen Street(5)	Ottawa	Third phase of Place de Ville project	1	25%	577	144	144
U.K. Developments
100 Bishopsgate	London	Located in the central core of the City of London	1	88%	950	950	831
London Wall Place(6,7)	London	Located in the heart of the City of London financial district and close to the Bank of England	1	50%	500	250	250
Principal Place – Commercial	London	Located on the City of London/Shoreditch border	1	100%	625	625	625
Principal Place – Residential(6)	London	Located on the City of London/Shoreditch border	1	50%	255	128	128
Total Developments in Planning			16		10,426	8,247	8,128
Total Commercial Developments			20		18,172	15,993	15,710
(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries including, BFP of 0.6%, BOX of 16.7% and The 100 Bishopsgate Partnership (“100 Bishopsgate”) of 12.5%. U.S. Office Fund and DTLA assets are presented net of non-controlling interests held by co-investors in the funds
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Represents U.S. Office Fund assets
(4)	Represents DTLA asset
(5)	Represents Canadian Office Fund asset
(6)	Represents jointly controlled interest
(7)	Pre-let agreement signed for the entirety of 1 London Wall Place in January 2014. Construction is expected to commence in the first half of 2014

Brookfield Office Properties	13

PERFORMANCE MEASUREMENT

The key indicators by which we measure our performance are:

•	Net income attributable to shareholders;
•	Overall indebtedness level;
•	Weighted average cost of debt; and
•	Occupancy levels.

Net Income Attributable to Common Shareholders

Net income attributable to common shareholders is calculated in accordance with IFRS. Net income attributable to common shareholders is used as a key indicator in assessing the profitability of the company.

KEY PERFORMANCE DRIVERS

In addition to monitoring and analyzing performance in terms of net income attributable to common shareholders, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•	Reduction in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers include the availability of:

•	Debt capital at a cost and on terms conducive to our goals;
•	Equity capital at a reasonable cost;
•	New property acquisitions that fit into our strategic plan; and
•	Investors for dispositions of peak value or non-core assets.

14	Q1/2014 Interim Report

PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE

Our total asset carrying value was $31,489 million at March 31, 2014, an increase of $598 million from the balance at December 31, 2013.

The following is a summary of our assets:

(Millions)	Mar. 31, 2014	Dec. 31, 2013
Assets
Non-current assets
Investment properties
Commercial properties	$25,799	$25,152
Commercial developments	1,838	1,673
Equity accounted investments and participating loan interests
Investments in joint ventures	1,746	1,902
Investments in associates	162	157
Participating loan interests	466	550
Other non-current financial assets	237	220
	30,248	29,654
Current assets
Receivables and other assets	540	382
Restricted cash and deposits	188	142
Cash and cash equivalents	513	713
	1,241	1,237
Total assets	$31,489	$30,891

COMMERCIAL PROPERTIES

Commercial properties comprise our direct and indirect interests in wholly owned commercial properties, as well as our share of commercial properties held through joint operations.

The fair value of our commercial properties was $25,799 million at March 31, 2014, an increase of $647 million from the balance at December 31, 2013. The increase is primarily attributable to the acquisition of Five Manhattan West in Midtown New York, the recognition of valuation gains and capital expenditures, offset by the disposition of Heritage Plaza in Houston and the impact of foreign exchange. The consolidated fair value of our commercial properties in the United States, Canada, Australia and the United Kingdom at March 31, 2014, is approximately $380 per square foot.

A breakdown of our consolidated commercial properties is as follows:

	Mar. 31, 2014			Dec. 31, 2013
(Millions, except per square feet)	Value	000’s Sq. Ft.	Value per Sq. Ft.	Value	000’s Sq. Ft.(1)	Value per Sq. Ft.
United States	$17,028	51,022	$334	$16,351	51,089	$320
Canada	4,673	11,791	396	4,856	11,791	412
Australia	3,032	4,287	707	2,914	4,402	662
United Kingdom	1,066	823	1,295	1,031	823	1,253
Total	$25,799	67,923	$380	$25,152	68,105	$369
(1)	Restated for re-measurements performed during the first quarter of 2014

Brookfield Office Properties	15

The key valuation metrics for commercial properties are as follows:

	Mar. 31, 2014			Dec. 31, 2013
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Consolidated Properties
United States
Discount rate	10.00%	6.25%	7.42%	10.00%	6.25%	7.44%
Terminal cap rate	8.75%	4.99%	6.18%	8.75%	5.03%	6.23%
Investment horizon (years)	20	5	11	20	4	11
Canada
Discount rate	8.00%	6.00%	6.43%	8.00%	6.00%	6.43%
Terminal cap rate	7.00%	5.25%	5.66%	7.00%	5.25%	5.66%
Investment horizon (years)	12	10	11	13	10	11
Australia
Discount rate	9.00%	8.00%	8.27%	9.00%	8.00%	8.27%
Terminal cap rate	9.00%	7.00%	7.08%	9.00%	7.00%	7.08%
Investment horizon (years)	10	10	10	10	10	10
United Kingdom
Discount rate	7.00%	7.00%	7.00%	7.00%	7.00%	7.00%
Terminal cap rate	5.50%	5.25%	5.37%	5.50%	5.25%	5.37%
Investment horizon (years)	11	10	11	10	10	10

	Mar. 31, 2014			Dec. 31, 2013
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Equity Accounted Investments
United States
Discount rate	8.00%	6.00%	6.05%	8.00%	6.00%	6.44%
Terminal cap rate	7.25%	5.50%	5.54%	7.25%	5.50%	5.69%
Investment horizon (years)	11	8	9	11	9	9
Australia
Discount rate	9.00%	8.15%	8.54%	9.00%	8.15%	8.53%
Terminal cap rate	8.50%	7.00%	7.25%	8.50%	7.00%	7.22%
Investment horizon (years)	10	10	10	10	10	10

Fair values are most sensitive to changes in discount rates and timing or variability of cashflows. A 25 basis point decrease in the discount and terminal capitalization rates will impact the fair value of commercial properties by $538 million and $761 million or 2.1% and 3.0%, respectively at March 31, 2014.

The aggregate fair value of $25,799 million at March 31, 2014 (December 31, 2013 – $25,152 million) implies a going-in capitalization rate of 4.7% (December 31, 2013 – 4.6%) based on 2014 commercial property revenue and direct commercial property expense, adjusted to exclude certain recurring fees and other income, such as lease termination income, that are commonly excluded in valuing properties using a direct capitalization rate.

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Capital expenditures for tenant improvements that enhance the value of our properties and leasing commissions are capitalized in the period incurred. For the three months ended March 31, 2014, expenditures for these tenant installation costs totaled $64 million, compared with $36 million expended during the same period in 2013. The increase is entirely attributable to second generation tenant improvements across various properties.

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three months ended March 31, 2014 totaled $61 million, compared with $22 million during the same period in 2013. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. Fluctuations in our capital expenditures vary period over period based on required and planned expenditures on our properties. In the current period, we incurred costs related to elevator modifications, lobby, retail and façade renovations and restroom upgrades at various properties. Capital expenditures include recoverable capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-recoverable expenditures, which are those required to extend the service life of an asset. For the three months ended March 31, 2014, $2 million of our total capital expenditures were recoverable, compared with $4 million during the same period in 2013.

16	Q1/2014 Interim Report

The following table summarizes the changes in value of our commercial properties for the three months ended March 31, 2014:

(Millions)	Mar. 31, 2014
Commercial properties, beginning of period	$25,152
Fair value gains (losses)	343
Acquisitions	653
Dispositions	(473)
Expenditures and other	192
Foreign currency translation	(68)
Commercial properties, end of period	$25,799

COMMERCIAL DEVELOPMENTS

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $1,838 million at March 31, 2014, an increase of $165 million from the balance at December 31, 2013. The increase is primarily attributable to capital expenditures and the recognition of valuation gains offset by the impact of foreign exchange. Based on 18 million square feet of commercial developments, the fair value at March 31, 2014 represents approximately $101 per square foot.

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 18 million square feet of high-quality, centrally-located development properties in New York, Denver, Washington, D.C., Los Angeles, Houston, Toronto, Calgary, Ottawa, Perth and London, we will undertake developments when we achieve our risk-adjusted returns and pre-leasing targets.

Expenditures for development of commercial properties totaled $107 million for the three months ended March 31, 2014 as compared with $41 million during the same period in 2013. The increase is primarily attributable to construction costs associated with our active development sites, Manhattan West in Midtown New York, Bay Adelaide East in Toronto, Brookfield Place East Tower in Calgary, Brookfield Place Tower 2 in Perth and increased associated borrowing costs.

The details of development and redevelopment expenditures are as follows:

	Three months ended March 31
(Millions)	2014	2013
Construction costs	$87	$29
Capitalized borrowing costs	18	10
Property taxes and other	2	2
Total development and redevelopment expenditures	$107	$41

The following table summarizes the changes in value of our commercial developments for the three months ended March 31, 2014:

(Millions)	Mar. 31, 2014
Commercial developments, beginning of period	$1,673
Fair value gains (losses)	15
Expenditures and other	162
Foreign currency translation	(12)
Commercial developments, end of period	$1,838

The following table summarizes the anticipated completion date, the scope of the development, costs incurred to date and budgeted costs for active developments:

				Cost		Construction Loan
(Millions, except square feet in thousands)	Square Feet Currently Under Construction	Planned Construction Period (in months)	Percent Pre-Leased	Total(1)	To Date	Total	Drawn
Active developments:
Manhattan West, Midtown New York(2)	―	24	―	$680	$537	$340	$229
Bay Adelaide East, Toronto(3)	980	54	60%	C$463	C$204	C$350	C$5
Brookfield Place East Tower, Calgary(4)	1,400	58	71%	C$799	C$143	C$575	―
Brookfield Place Tower 2, Perth	366	29	40%	A$326	A$75	―	―
	2,746	52	63%
(1)	Net of net operating income earned during stabilization
(2)	Represents the platform upon which the 5 million square foot Manhattan West development will be constructed. Construction loan has a 3-year term with two 1-year extension options at an interest rate of LIBOR plus 250 bps
(3)	Construction loan has a 3-year term with two 1-year extension options once certain pre-leasing hurdles are met at an interest rate of Bankers’ Acceptance (“BA”) plus 185 bps
(4)	Construction loan has a 4-year term with a 1-year extension option once certain pre-leasing hurdles are met at an interest rate of BA plus 170 bps

Brookfield Office Properties	17

INVESTMENTS IN JOINT VENTURES

We have investments in joint arrangements that are joint ventures. These joint ventures hold individual commercial properties or developments that we own together with co-owners.

Details of our investments in joint ventures, which have been accounted for following the equity method, are as follows:

		Ownership Interest
	Location	Mar. 31, 2014	Dec. 31, 2013
Commercial properties:
The Grace Building	Midtown New York	50%	50%
Marina Towers	Los Angeles	50%	50%
245 Park Avenue	Midtown New York	51%	51%
Five Manhattan West	Midtown New York	―	75%
E&Y Centre	Sydney	50%	50%
Commercial developments:
London Wall Place	London	50%	50%
Principal Place – Residential	London	50%	50%

During the first quarter of 2014, we acquired an additional 23.6% interest in Five Manhattan West in Midtown New York for $50 million in cash consideration, resulting in acquisition of control of the commercial property. As a result, we have consolidated our interest in the property.

Summarized financial information in respect of our investments in these joint ventures is set out below:

(Millions)	Mar. 31, 2014	Dec. 31, 2013
Non-current assets
Commercial properties	$4,384	$5,035
Commercial developments	195	129
Other non-current assets	83	79
Current assets	78	111
Total assets	4,740	5,354
Non-current liabilities
Commercial property debt(1)	829	829
Other non-current liabilities	48	―
Current liabilities	393	875
Total liabilities	1,270	1,704
Net assets	$3,470	$3,650
Our share of net assets	$1,746	$1,902
(1)	Refer to page 23 for details of commercial property debt of our equity accounted investments

	Three months ended March 31
(Millions)	2014	2013
Revenue	$79	$92
Expense	(40)	(50)
Fair value gains (losses)	(5)	(21)
Net earnings	$34	$21
Our share of net earnings	$18	$19

INVESTMENTS IN ASSOCIATES

We exercise significant influence over the following investments which have been accounted for using the equity method:

(Millions)		Ownership Interest
Name of Investment	Principal activity	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013
BSREP Australia Trust	Investment properties	31.5%	31.5%	$109	$105
Brookfield Global FM Limited Partnership	Facilities management	42.1%	42.1%	51	50
Oakridges	Residential development	23.8%	23.8%	2	2
Our net investment				$162	$157

Included in investments in associates is our 31.5% investment in BSREP Australia Trust, the entity that owns the outstanding shares of the Wynyard Holdings Group and our 42.1% investment in Brookfield Global FM Limited Partnership (“FM Co.”), a facilities management business which includes Brookfield Johnson Controls Australia, various Middle Eastern and Asian facilities management businesses, Brookfield Johnson Controls Canada and Brookfield Residential Services Ltd. (“BRSL”). Also included in investments in associates is our 23.8% investment in Oakridges, which is a residential development project in Toronto.

18	Q1/2014 Interim Report

PARTICIPATING LOAN INTERESTS

Participating loan interests, which represent interests in certain properties in Australia that do not provide us with control over the entity that owns the underlying property, are accounted for as loans and receivables. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 26, 2020, subject to our prior right to convert into direct ownership interest in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Mar. 31, 2014	Dec. 31, 2013
Darling Park Complex, Sydney	30%	$167	$161
IAG House, Sydney	50%	113	110
NAB House, Sydney	―	―	105
Bourke Place Trust, Melbourne	43%	186	174
Total participating loan interests		$466	$550

Participating loan interests were $466 million at March 31, 2014, a decrease of $84 million from the balance at December 31, 2013. The decrease is primarily attributable to the disposition of our 25% participation interest in NAB House in Sydney for A$116 million.

Included in the balance of participating loan interests is an embedded derivative representing our right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings as fair value gains or losses, net. The carrying value of the embedded derivative at March 31, 2014 is $53 million (December 31, 2013 – $56 million). For the three months ended March 31, 2014, we recognized interest income of $9 million (2013 – $9 million) on the participating loan interests and fair value (losses) gains on the associated embedded derivative of ($4) million (2013 – $9 million).

Summarized financial information in respect of the properties underlying our investment in participating loan interests is set out below:

(Millions)	Mar. 31, 2014	Dec. 31, 2013
Non-current assets	$1,940	$2,282
Current assets	43	53
Total assets	1,983	2,335
Non-current liabilities	786	166
Current liabilities	42	660
Total liabilities	828	826
Net assets	$1,155	$1,509

	Three months ended March 31
(Millions)	2014	2013
Revenue	$41	$54
Expense	(20)	(29)
Fair value gains (losses)	(3)	23
Net earnings	$18	$48

OTHER NON-CURRENT FINANCIAL ASSETS

The components of other non-current financial assets are as follows:

(Millions)	Mar. 31, 2014	Dec. 31, 2013
Equity securities designated as available-for-sale (“AFS”)	$132	$105
Other loans receivable	92	89
Other financial assets	13	26
Total other non-current financial assets	$237	$220

a)	Equity securities designated as AFS

At March 31, 2014 equity securities designated as AFS includes $106 million (December 31, 2013 – $105 million) which represents our 10% common equity interest and $92 million preferred equity interest in 1625 Eye Street in Washington, D.C. The preferred equity securities, bearing a fixed dividend of 6.50%, are redeemable by the issuer at par in 2016 and are pledged as security for a loan payable to the issuer in the amount of $92 million (December 31, 2013 – $92 million) recognized in other non-current financial liabilities.

Equity securities designated as AFS also includes $26 million (December 31, 2013 – nil) which represents our 10% common equity interest in Heritage Plaza in Houston which resulted from the disposition of a 41% interest, net of a 49% non-controlling interest, in the property during the current period. The 49% non-controlling interest previously consolidated was also disposed of.

Brookfield Office Properties	19

b)	Other loans receivable

At March 31, 2014 other loans receivable includes a $92 million (December 31, 2013 – $89 million) receivable from BAM upon the earlier of the exercise of our option to convert our participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

c)	Other financial assets

Included in other financial assets at March 31, 2014 are derivative assets with a carrying amount of $13 million (December 31, 2013 – $26 million).

RECEIVABLES AND OTHER ASSETS

Receivables and other assets was $540 million at March 31, 2014, an increase of $158 million from the balance at December 31, 2013. The increase is primarily attributable to a receivable from BAM for the proceeds from the disposition of NAB House in Sydney during the current period.

Included in receivables and other assets are derivative assets with a carrying value of $7 million (December 31, 2013 – nil).

The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2014	Dec. 31, 2013
Accounts receivable	$411	$235
Prepaid expenses and other assets	129	147
Total receivables and other assets	$540	$382

RESTRICTED CASH AND DEPOSITS

Cash and deposits are considered restricted when third parties impose limits that prevent the assets’ use for current purposes. Restricted cash and deposits was $188 million at March 31, 2014, an increase of $46 million from the balance at December 31, 2013. The increase is primarily attributable to the consolidation of Five Manhattan West in Midtown New York during the current period.

CASH AND CASH EQUIVALENTS

We endeavor to maintain high levels of liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.

Cash and cash equivalents was $513 million at March 31, 2014, a decrease of $200 million from the balance at December 31, 2013. The decrease is primarily attributable to capital expenditures, leasing costs and the acquisition of Five Manhattan West in Midtown New York, offset by proceeds from the disposition of Heritage Plaza in Houston.

20	Q1/2014 Interim Report

LIABILITIES AND EQUITY

Our asset base of $31,489 million at March 31, 2014 is financed with a combination of debt, capital securities and equity. The following is a summary of our liabilities and equity:

(Millions)	Mar. 31, 2014	Dec. 31, 2013
Liabilities
Non-current liabilities
Commercial property debt	$11,650	$11,655
Capital securities – corporate	427	440
Capital securities – fund subsidiaries	514	491
Other non-current financial liabilities	235	153
Deferred tax liabilities	1,273	970
	14,099	13,709
Current liabilities
Commercial property debt	2,432	2,130
Capital securities – corporate	181	188
Accounts payable and accrued liabilities	1,065	1,046
	3,678	3,364
Total liabilities	$17,777	$17,073

Equity
Preferred equity – corporate	$1,542	$1,542
Common equity	10,794	10,791
Total shareholder’s equity	12,336	12,333
Preferred equity – subsidiaries	248	243
Other non-controlling interests	1,128	1,242
Total equity	$13,712	$13,818
Total liabilities and equity	$31,489	$30,891

COMMERCIAL PROPERTY DEBT

Commercial property debt totaled $14,082 million at March 31, 2014, an increase of $297 million from the balance at December 31, 2013. The increase is primarily attributable to the acquisition of Five Manhattan West in Midtown New York, development funding and draws on our corporate revolving credit facility, offset by the disposition of Heritage Plaza in Houston, principal amortization payments and the impact of foreign exchange. Commercial property debt at March 31, 2014 had a weighted average interest rate of 4.48% (December 31, 2013 – 4.50%). Debt on our investment properties are mainly non-recourse, thereby reducing overall financial risk to the company.

We attempt to match the maturity of our commercial property debt portfolio with the lease term of our properties. At March 31, 2014, the average remaining term to maturity of our commercial property debt was five years, compared to the average remaining lease term of eight years. In Australia, the market for property debt tends to only extend to three to five year terms at most and as a result it is difficult to match to lease term. In the United States, we have executed a number of shorter term financings on properties that are being repositioned. Once these properties stabilize, we expect to put in place long term financings that are more in line with lease term.

	Years
	Average Remaining Term to Maturity of our Commercial Property Debt	Average Remaining Lease Term
United States	4	8
Canada	8	8
Australia	2	6
United Kingdom	5	7
Total	5	8

On January 8, 2014, we increased our corporate revolving credit facility from $695 million to $1 billion through a syndicate of lending institutions led by Deutsche Bank AG, RBC Capital Markets and Citigroup Global Markets Inc. The increased floating rate credit facility holds a four-year term with two six-month extension options. The facility also features an accordion option through which we can draw an additional $250 million at the consent of the lenders.

We have $1,181 million of committed corporate credit facilities consisting of the $1 billion corporate revolving credit facility discussed above and a C$200 million revolving credit facility in the form of bilateral agreements between BOX, our 83.3% owned subsidiary, and a number of Canadian chartered banks. At March 31, 2014, the balance drawn on these facilities was $373 million net of transaction costs of $6 million (December 31, 2013 – $336 million). We incurred $4 million in interest expense related to the balance on the corporate credit facilities for the three months ended March 31, 2014 (2013 – $3 million).

Brookfield Office Properties	21

The details of commercial property debt at March 31, 2014, are as follows:

($ in Millions)	Location	Rate	Maturity Date		Mar. 31, 2014(1)	Mortgage Details(2)
Commercial property debt
650 Massachusetts Avenue	Washington, D.C.	2.90%	April	2014	$89	Non-recourse, floating rate
1600 Smith Street(3)	Houston	4.39%	May	2014	128	Non-recourse, fixed rate
Continental Center II(3)	Houston	4.39%	May	2014	25	Non-recourse, fixed rate
One Allen Center(3)	Houston	4.39%	May	2014	108	Non-recourse, fixed rate
2401 Pennsylvania Avenue(3)	Washington, D.C.	2.35%	May	2014	30	Non-recourse, floating rate
Two Ballston Plaza(3)	Washington, D.C.	4.39%	May	2014	40	Non-recourse, fixed rate
Five Manhattan West	New York	5.26%	July	2014	462	Non-recourse, floating rate
151 Yonge Street(4)	Toronto	2.92%	July	2014	8	Non-recourse, floating rate
Brookfield Prime Property Fund pool debt	Various	4.84%	July	2014	445	Non-recourse, floating rate
Bank of America Plaza(5)	Los Angeles	5.31%	September	2014	213	Non-recourse, fixed rate
Silver Spring Metro Plaza(3)	Washington, D.C.	2.30%	September	2014	103	Non-recourse, floating rate
1801 California Street	Denver	3.41%	December	2014	173	Non-recourse, floating rate
200 Vesey Street	New York	2.94%	December	2014	145	Non-recourse, floating rate
First Canadian Place(4)	Toronto	5.37%	December	2014	64	Non-recourse, fixed rate
2001 M Street(3)	Washington, D.C.	5.25%	December	2014	42	Non-recourse, fixed rate
Mezzanine Loan	Various	5.66%	January	2015	200	Non-recourse, floating rate
1550 & 1560 Wilson Boulevard(3)	Washington, D.C.	2.73%	January	2015	60	Non-recourse, floating rate
Leadenhall Court	London	2.77%	April	2015	50	Non-recourse, floating rate
Hudson's Bay Centre	Toronto	2.99%	May	2015	91	Non-recourse, fixed rate
Southern Cross East Tower(6,7)	Melbourne	4.71%	June	2015	108	Non-recourse, fixed/floating rate
Royal Centre	Vancouver	3.33%	June	2015	129	Non-recourse, fixed rate
75 State Street	Boston	1.96%	September	2015	200	Non-recourse, floating rate
799 9th Street	Washington, D.C.	3.39%	December	2015	76	Non-recourse, fixed rate
One & Two Reston Crescent(3)	Washington, D.C.	1.94%	December	2015	73	Non-recourse, floating rate
Manhattan West(8)	New York	2.65%	January	2016	229	Recourse, floating rate
One Shelley Street(6)	Sydney	7.01%	January	2016	178	Non-recourse, fixed/floating rate
1250 Connecticut Avenue(3)	Washington, D.C.	5.86%	January	2016	50	Non-recourse, fixed rate
Victor Building(3)	Washington, D.C.	5.39%	February	2016	103	Non-recourse, fixed rate
One New York Plaza(3)	New York	5.50%	March	2016	365	Non-recourse, fixed rate
KPMG Tower	Sydney	4.60%	March	2016	67	Non-recourse, fixed rate
Brookfield Place West Tower(8)	Calgary	3.07%	May	2016	45	Non-recourse, floating rate
Three Allen Center(3)	Houston	6.12%	May	2016	160	Non-recourse, fixed rate
225 Liberty Street	New York	3.41%	June	2016	456	Non-recourse, floating rate
250 Vesey Street	New York	3.41%	June	2016	373	Non-recourse, floating rate
Metropolitan Park East & West	Seattle	3.75%	June	2016	130	Non-recourse, fixed rate
The Gas Company Tower(5)	Los Angeles	5.10%	August	2016	450	Non-recourse, fixed rate
685 Market Street	San Francisco	2.45%	October	2016	52	Non-recourse, floating rate
Wells Fargo Center - South Tower(5)	Los Angeles	1.96%	December	2016	290	Non-recourse, floating rate
Bay Adelaide East	Toronto	3.09%	December	2016	5	Non-recourse, floating rate
200 Liberty Street	New York	5.83%	February	2017	310	Non-recourse, fixed rate
235 St Georges Terrace	Perth	4.54%	March	2017	42	Non-recourse, floating rate
Wells Fargo Center - North Tower(5)	Los Angeles	5.70%	April	2017	547	Non-recourse, fixed rate
52 Goulburn Street(6)	Sydney	5.45%	July	2017	55	Non-recourse, fixed/floating rate
99 Bishopsgate	London	4.27%	September	2017	221	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14%	September	2017	824	Non-recourse, fixed rate
Southern Cross West Tower	Melbourne	4.93%	November	2017	74	Non-recourse, floating rate
One North End Avenue	New York	2.91%	December	2017	135	Non-recourse, floating rate
2 Queen Street East(4)	Toronto	5.64%	December	2017	26	Non-recourse, fixed rate
1400 K Street(3)	Washington, D.C.	5.30%	February	2018	51	Non-recourse, fixed rate
Manhattan West(8)	New York	5.90%	April	2018	122	Non-recourse, fixed rate
Two Allen Center(3)	Houston	6.45%	May	2018	199	Non-recourse, fixed rate
Three Bethesda Metro Center	Washington, D.C.	1.75%	June	2018	110	Non-recourse, floating rate
Brookfield Place	Perth	4.32%	July	2018	602	Non-recourse, floating rate
1201 Louisiana Street	Houston	4.65%	November	2018	94	Non-recourse, fixed rate
777 Tower(5)	Los Angeles	1.86%	November	2018	200	Non-recourse, floating rate
601 South 12th Street	Washington, D.C.	2.26%	November	2018	55	Non-recourse, floating rate
701 South 12th Street	Washington, D.C.	2.26%	November	2018	45	Non-recourse, floating rate
Potomac Tower	Washington, D.C.	4.50%	January	2019	84	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	3.24%	January	2020	466	Non-recourse, fixed rate
125 Old Broad Street	London	4.71%	October	2020	301	Non-recourse, fixed rate
22 Front Street	Toronto	6.24%	October	2020	16	Non-recourse, fixed rate
Bankers Court	Calgary	4.96%	November	2020	40	Non-recourse, fixed rate

22	Q1/2014 Interim Report

($ in Millions)	Location	Rate	Maturity Date		Mar. 31, 2014(1)	Mortgage Details(2)
Commercial property debt continued
Ernst & Young Tower(5)	Los Angeles	3.93%	November	2020	$185	Non-recourse, fixed rate
1200 K Street(3)	Washington, D.C.	5.88%	February	2021	128	Non-recourse, fixed rate
Bethesda Crescent(3)	Washington, D.C.	5.58%	February	2021	58	Non-recourse, fixed rate
Queen's Quay Terminal	Toronto	5.40%	April	2021	77	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	4.71%	August	2021	150	Non-recourse, fixed rate
Bay Adelaide West	Toronto	4.43%	December	2021	353	Non-recourse, fixed rate
Exchange Tower	Toronto	4.03%	April	2022	104	Non-recourse, fixed rate
77 K Street	Washington, D.C.	4.58%	June	2022	110	Non-recourse, fixed rate
Republic Plaza	Denver	4.24%	December	2022	280	Non-recourse, fixed rate
HSBC Building	Toronto	4.06%	January	2023	39	Non-recourse, fixed rate
105 Adelaide	Toronto	3.87%	May	2023	33	Non-recourse, fixed rate
601 Figueroa(5)	Los Angeles	3.49%	July	2023	250	Non-recourse, fixed rate
Sunrise Tech Park(3)	Washington, D.C.	3.70%	July	2023	40	Non-recourse, fixed rate
Bankers Hall	Calgary	4.38%	November	2023	272	Non-recourse, fixed rate
Jean Edmonds Towers(4)	Ottawa	6.79%	January	2024	14	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73%	December	2028	148	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26%	April	2032	369	Non-recourse, fixed rate
Suncor Energy Centre	Calgary	5.19%	August	2033	246	Non-recourse, fixed rate
Total commercial property debt		4.54%			$13,490
Corporate debt
Senior Notes	—	4.30%	January	2017	181	Recourse, fixed rate
$1B Corporate Revolver	—	2.45%	January	2018	379	Recourse, floating rate
Senior Notes	—	4.00%	April	2018	136	Recourse, fixed rate
Total corporate debt		3.23%			$696
Transaction costs					(104)
Total commercial property debt		4.48%			$14,082
(1)	Represents our consolidated interest before non-controlling interests
(2)	Non-recourse to Brookfield Office Properties
(3)	U.S. Office Fund debt
(4)	Canadian Office Fund debt
(5)	DTLA debt
(6)	These debt balances are floating, but a portion of each balance has interest rate swaps in place to fix the interest rate through maturity
(7)	Represents liability payable to a subsidiary of BAM
(8)	Development debt

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1,2)	Maturities	Total(3)	Mar. 31, 2014
Remainder 2014	$66	$2,075	$2,141	4.49%
2015	91	980	1,071	3.68%
2016	94	2,914	3,008	4.25%
2017	90	2,371	2,461	5.42%
2018	89	1,964	2,053	3.85%
2019 and thereafter	687	2,661	3,348	4.66%
Total commercial property debt	$1,117	$12,965	$14,082	4.48%
(1)	Paid through our annual cash flows
(2)	Net of $104 million of transaction costs
(3)	Commercial property debt maturities, contained in this table, take into consideration the timing of payments

Commercial property debt – equity accounted investments

The details of commercial property debt of our equity accounted investments at March 31, 2014, are as follows:

		Mar. 31, 2014
($ in Millions)	Location	Rate	Maturity Date		Proportionate	Total	Mortgage Details(1)
The Grace Building(2)	New York	5.54%	July	2014	$175	$350	Non-recourse, fixed rate
Marina Towers(2)	Los Angeles	5.84%	April	2016	19	38	Non-recourse, fixed rate
245 Park Avenue	New York	3.88%	November	2017	408	800	Non-recourse, fixed rate
Transaction costs					(5)	(10)
Total commercial property debt of our equity accounted investments		4.43%			$597	$1,178
(1)	Non-recourse to Brookfield Office Properties
(2)	U.S. Office Fund debt

Brookfield Office Properties	23

Commercial property debt maturities of our equity accounted investments for the next five years and thereafter are as follows:

					Weighted-
					Average
		Scheduled			Interest Rate at
(Millions)		Amortization(1,2)	Maturities	Total(3)	Mar. 31, 2014
Remainder 2014	$	―	$350	$350	5.55%
2015		(1)	―	(1)	―
2016		(2)	38	36	5.99%
2017		(7)	800	793	3.88%
2018		―	―	―	―
2019 and thereafter		―	―	―	―
Total commercial property debt of our equity accounted investments		$(10)	$1,188	$1,178	4.43%
(1)	Paid through our annual cash flows
(2)	Net of $10 million of transaction costs
(3)	Commercial property debt maturities, contained in this table, take into consideration the timing of payments

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations over the next five years and beyond:

		Payments Due by Period
(Millions)	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$14,082	$2,141	$4,079	$4,514	$3,348
Capital securities – corporate	608	181	427	―	―
Capital securities – fund subsidiaries	514	―	―	―	514
Interest expense(2)
Commercial property debt	2,578	487	939	504	648
Capital securities – corporate	53	30	23	―	―
Minimum rental payments – ground leases(3)	1,587	28	48	51	1,460
Other non-current financial liabilities	235	―	46	1	188
Accounts payable and accrued liabilities	879	879	―	―	―
(1)	Net of $104 million of transaction costs
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
(3)	Represents payments on properties situated on land held under leases or other agreements

Refer to page 28 for our liquidity analysis.

Corporate Guarantees and Contingent Obligations

We conduct our operations through entities that are fully consolidated in our financial statements or through joint operations for which we present our share of assets and liabilities in the financial statements, except for our investment in certain commercial properties held through joint ventures or participating loan notes, and our investments in associates.

We and our operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $58 million (A$63 million), is being pursued against one of our subsidiaries related to security on a defaulted loan. Management has determined that the most probable cash outflow related to the litigation being pursued against us is $25 million (A$27 million), which has been fully provided for in our financial statements at March 31, 2014. We anticipate this specific litigation will be settled in 2014.

At March 31, 2014, we, through our 50% interest in London Wall Place LP, have a £125 million commitment in respect of obligations under an agreement for underlease relating to 1 London Wall Place.

At March 31, 2014, we have commitments totaling approximately C$200 million for the development of Bay Adelaide East in Toronto and Brookfield Place East Tower in Calgary and approximately A$250 million for the development of Brookfield Place Perth Tower 2.

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, commitments and contingencies can be found in Note 26, Guarantees, Contingencies and Other, to our consolidated financial statements for the year ended December 31, 2013.

24	Q1/2014 Interim Report

CAPITAL SECURITIES – CORPORATE

We have the following capital securities – corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2014		Dec. 31, 2013
Class AAA Series E(1)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		181		188
Class AAA Series J	8,000,000	5.00%		181		188
Class AAA Series K	6,000,000	5.20%		136		142
Total capital securities – corporate				$608		$628

For details regarding the terms on our Class AAA preferred shares, refer to our Annual Information Form

(1)	Class AAA, Series E capital securities – corporate are owned by BPY, our parent. We have an offsetting loan receivable against these securities earning interest at 108% of bank prime

CAPITAL SECURITIES – FUND SUBSIDIARIES

We have $514 million of capital securities – fund subsidiaries outstanding at March 31, 2014 (December 31, 2013 – $491 million). Capital securities – fund subsidiaries represent the equity interests in DTLA held by our co-investors in the fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on October 15, 2023, and on every fifth anniversary thereafter, the holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests. Capital securities – fund subsidiaries are measured at redemption amount. Earnings attributable to the equity interests presented as capital securities – fund subsidiaries, including changes in redemption amount, are recognized as interest expense in the statement of income.

OTHER NON-CURRENT FINANCIAL LIABILITIES

Other non-current financial liabilities were $235 million at March 31, 2014, an increase of $82 million from the balance at December 31, 2013.

The components of other non-current financial liabilities are as follows:

(Millions)	Mar. 31, 2014	Dec. 31, 2013
Loan payable	$92	$92
Other financial liabilities	143	61
Total other non-current financial liabilities	$235	$153

Included in other non-current financial liabilities is a loan payable of $92 million (December 31, 2013 – $92 million) maturing in 2019, bearing interest at 7% and secured by our preferred equity interest in 1625 Eye Street in Washington, D.C.

Other financial liabilities also includes derivative liabilities with a carrying amount of $49 million (December 31, 2013 – $32 million) and ground leases accounted for as finance leases in the United Kingdom of $94 million (December 31, 2013 – $29 million).

DEFERRED INCOME TAXES

At March 31, 2014, we had a net deferred tax liability of $1,273 million (December 31, 2013 – $970 million). The increase period over period is mostly attributable to a change in state tax legislation which was substantively enacted during the quarter, and resulted in an increase in our effective tax rate applicable to earnings from certain subsidiaries in the impacted jurisdictions.

The sources and movements of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2013	Recognized in						Mar. 31, 2014
		Income	Equity		OCI	Reclassified
Deferred tax assets related to non-capital losses and capital losses	$214	$(15)	$	―	$(7)		$(4)	$188
Deferred tax liabilities related to differences in tax and book basis, net	(1,184)	(309)		―	28		4	(1,461)
Net deferred tax liabilities	$(970)	$(324)	$	―	$21	$	―	$(1,273)

Together with our Canadian subsidiaries, at March 31, 2014 we have deferred tax assets of $79 million (December 31, 2013 – $96 million) related to non-capital losses that expire over the next 20 years, and $94 million (December 31, 2013 – $100 million) related to capital losses that have no expiry. At March 31, 2014 our U.S. subsidiaries have deferred tax assets of $15 million (December 31, 2013 – $18 million) related to net operating losses that expire over the next 20 years. Income earned in our Canadian and U.S. operations conducted outside of REIT structures, as well as distributions from our REIT structures, are subject to corporate tax. Our tax loss pools are available to reduce cash tax obligations.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities were $1,065 million at March 31, 2014, an increase of $19 million from the balance at December 31, 2013. Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $96 million (December 31, 2013 – $56 million).

Brookfield Office Properties	25

Also included in accounts payable and accrued liabilities at March 31, 2014 is $27 million (December 31, 2013 – $25 million) representing the present value of an amount payable to the non-controlling shareholders of 100 Bishopsgate in the event of the exercise of a put option held by the non-controlling shareholders to put their interest to the company in the fourth quarter of 2014.

PREFERRED EQUITY – CORPORATE

At March 31, 2014, we had $1,542 million of preferred equity outstanding. These preferred shares represent low-cost capital to us without diluting our common equity base. Dividends paid on these preferred shares are accounted for as equity distributions. We have the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2014	Dec. 31, 2013
Class A redeemable voting	14,201,980	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	247
Class AAA Series T	10,000,000	4.60%	250	250
Class AAA Series V	1,805,489	70% of bank prime	25	25
Class AAA Series W	3,816,527	70% of bank prime	55	55
Class AAA Series X	300	30-day BA + 0.4%	66	66
Class AAA Series Y	2,847,711	70% of bank prime	42	42
Class AAA Series Z	800,000	30-day BA + 0.4%	9	9
Total preferred equity			$1,542	$1,542

For details regarding the terms on our Class A, Class AA and Class AAA preferred shares, refer to our Annual Information Form

For the three months ended March 31, 2014, we paid preferred dividends of $20 million (2013 – $20 million).

COMMON EQUITY

At March 31, 2014, we had 507,376,466 issued and outstanding common shares. Taking into consideration potential common shares from options, restricted stock and conversion of capital securities – corporate, we had 527,315,290 common shares outstanding, calculated as follows:

	Mar. 31, 2014	Dec. 31, 2013
Common shares issued and outstanding	507,376,466	506,701,648
Unexercised options and restricted stock(1)	19,938,824	20,616,322
Conversion of capital securities – corporate(2)	―	42,453,421
Potential common shares	527,315,290	569,771,391
(1)	Includes 4.7 million and 4.1 million options that are dilutive for purposes of calculating earnings per share for the three months ended March 31, 2014 and year ended December 31, 2013
(2)	At March 31, 2014 the conversion of capital securities – corporate has been excluded from calculating potential common shares as their inclusion would be anti-dilutive

We did not repurchase any shares during the three months ended March 31, 2014, except in connection with our restricted stock plan. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 39 million shares at an average price of $12.04 per share on a post-split adjusted basis.

At March 31, 2014, the book value of our common equity was $10.8 billion, compared with a market equity capitalization of approximately $9.8 billion, calculated as total common shares outstanding multiplied by $19.35, the closing price per common share on the New York Stock Exchange on March 31, 2014.

Our common equity per share is calculated as follows:

(Millions, except per share information)	Mar. 31, 2014	Dec. 31, 2013
Shareholders’ equity	$12,336	$12,333
Less: preferred equity	(1,542)	(1,542)
	10,794	10,791
Add: option proceeds(1)	308	316
Fully diluted common shareholders’ equity	11,102	11,107
Potential common shares	527.3	569.8
Common equity per share – diluted	$21.05	$19.49
(1)	Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end

26	Q1/2014 Interim Report

PREFERRED EQUITY – SUBSIDIARIES

Subsidiaries’ preferred shares outstanding at March 31, 2014 totaled $248 million (December 31, 2013 – $243 million) as follows:

(Millions, except share information)	Shares Outstanding	Preferred Shares Series	Cumulative Dividend Rate	Mar. 31, 2014	Dec. 31, 2013
Brookfield DTLA Fund Office Trust Investor Inc. (“DTLA Investor”)	9,357,469	Series A	7.63%	$248	$243

OTHER NON-CONTROLLING INTERESTS

Other non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in our subsidiaries. The balances are as follows:

(Millions)	Others’ Equity Ownership	Mar. 31, 2014	Dec. 31, 2013
Units of BOX(1)	16.7%	$472	$488
Limited partnership units of BFP	0.6%	41	40
Units of Prime(2)	19.5%	51	48
Partnership units of 100 Bishopsgate(3)	12.5%	1	1
Members interest in Brookfield Heritage Partners LLC	―	―	133
Interest in 1801 California Street	49.0%	75	63
Members interest in BOP Met Park LLC	50.0%	60	52
U.S. Office Fund	15.7%	428	417
Total other non-controlling interests		$1,128	$1,242
(1)	Canadian dollar denominated
(2)	Australian dollar denominated
(3)	British pound denominated

During the current period we sold a 41% interest, net of a 49% non-controlling interest, in the entity that owns Heritage Plaza in Houston. The 49% non-controlling interest previously consolidated was also disposed of.

Brookfield Office Properties	27

CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next twelve months are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities, which could include:

o	discretionary capital expenditures;

o	property acquisitions;

o	future developments; and

o	repurchase of our stock.

We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancings (including upward refinancings) of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service, capital expenditures and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by controlling operating expenses and by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds for our short-term liquidity needs. However, material changes in the factors may adversely affect our net cashflows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:

•	cashflows from operating activities;

•	construction loans;

•	proceeds from sales of assets;

•	proceeds from sales of non-controlling interests in subsidiaries; and

•	credit facilities and refinancing opportunities.

Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a loan-to-appraised-value basis of between 50% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property and enhances equity returns.

Most of our borrowings are in the form of long term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we attempt to maintain a level of liquidity. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

28	Q1/2014 Interim Report

Commercial property debt maturities with corresponding loan-to-value for the next five years and thereafter at March 31, 2014 are as follows:

	Commercial Property Debt Maturities(1)	Loan-to-Value

(Millions)
Remainder 2014	$2,075	45%
2015	787	47%
2016	2,953	47%
2017	2,234	55%
2018	1,478	57%
2019 and thereafter	3,763	51%
(1)	Excludes corporate debt and Mezzanine Loan

At March 31, 2014, our available liquidity consists of $513 million of cash on hand, and $756 million of undrawn capacity on our corporate credit facilities.

Cashflow from operating activities represents a source of liquidity to service debt, to fund capital expenditures and leasing costs and to fund distributions on shares. Cashflow from commercial operating activities depends on occupancy levels, rental rates and the timing of receivables and payables. For the three months ended March 31, 2014, cashflow from operating activities exceeded common share dividends paid by $15 million (2013 – common share dividends paid exceeded cashflow from operating activities by $42 million) and at March 31, 2014, current liabilities exceed current assets; however, we will meet the obligations of our current liabilities through refinancing current debt upon maturity, cash flow from operations, as well as disposition of assets.

Cost of Capital

We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

At March 31, 2014, our weighted average cost of capital, assuming a long term 12.00% return on common equity, was 6.86% (December 31, 2013 – 6.92%). Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that composes our portfolio. In determining the long term 12.00% return on common equity, management considers various factors including a review of various financial models such as dividend growth model and capital asset pricing model, as well as examination of market returns. Based on the calculation of the financial models, market returns and historical returns achieved by Brookfield Office Properties, management believes that the long term 12.00% return is an appropriate benchmark.

The following schedule details the capitalization of the company and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013
Liabilities
Commercial property debt	4.48%	4.50%	$14,082	$13,785
Capital securities – corporate	5.31%	5.31%	608	628
Capital securities – fund subsidiaries(3)	12.00%	12.00%	514	491
Shareholders’ equity
Preferred equity – corporate	5.19%	5.30%	1,542	1,542
Common equity(2)	12.00%	12.00%	9,818	9,754
Non-controlling interests
Preferred equity – subsidiaries	7.63%	7.63%	248	243
Other non-controlling interests(3)	12.00%	12.00%	1,128	1,242
Total(4)	6.86%	6.92%	$27,940	$27,685
(1)	As a percentage of average book value unless otherwise noted
(2)	Underlying value of liabilities represents carrying value or the cost to retire at maturity. Underlying value of common equity is based on the closing stock price of Brookfield Office Properties’ common shares and underlying value of other equity interests is based on carrying value
(3)	Assuming a long term 12.00% return on co-invested capital
(4)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

Brookfield Office Properties	29

OPERATING RESULTS

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS

Our net income attributable to shareholders for the three months ended March 31, 2014, was $93 million ($0.15 per diluted common share), compared to $275 million ($0.48 per diluted common share) during the same period in 2013.

Variances in net income attributable to common shareholders period over period include:

•	An increase of $183 million ($0.33 per diluted common share) in fair value gains, to $354 million, mostly attributable to the stabilization of valuation parameters and property cash flows during the period
•	An increase of $16 million ($0.03 per diluted common share) in commercial property revenue primarily due to:
o	acquisitions completed in 2013 including Leadenhall Court in London, the Victor Building in Washington, D.C., 125 Old Broad Street in London, Wells Fargo Center – North & South Towers, The Gas Company Tower and 777 Tower in Los Angeles as well as 685 Market Street in San Francisco and One North End Avenue in Downtown New York, offset by the dispositions of 2000 L Street in Washington, D.C., Landmark Square in Los Angeles and 500 Jefferson Street in Houston;
o	the current year acquisition of Five Manhattan West in Midtown New York, offset by the disposition of Heritage Plaza in Houston; offset by
o	an increase of $35 million ($0.06 per diluted common share) in direct commercial property expense for similar reasons
•	A decrease of $6 million ($0.01 per diluted common share) in administrative expense entirely attributable to the consolidation of BRSL in the prior period
•	An increase of $7 million ($0.01 per diluted common share) in net income attributable to non-controlling interests as a result of accrued dividends on preferred shares issued in the fourth quarter of 2013 by DTLA Investor, which is an entity consolidated by DTLA with outstanding publicly traded preferred shares, as well as higher fair value gains in subsidiaries that are not wholly-owned
•	A decrease of $11 million ($0.02 per diluted common share) in interest and other income primarily due to a gain recognized as a result of a modification to the terms of a mortgage payable which was accounted for as a refinancing during the prior period offset by a fee recognized in connection with the disposition of Heritage Plaza in Houston during the current period
•	An increase of $59 million ($0.11 per diluted common share) in interest expense due primarily to:
o	interest expense – capital securities – fund subsidiaries as a result of increased earnings arising from valuation gains attributable to the equity interests in DTLA held by our co-investors in the fund which are classified as capital securities as well as,
o	interest expense – commercial property debt from acquisitions and refinancings, offset by repayments and property dispositions, in addition to
o	interest expense – capital securities – corporate due to the redemption of our Class AAA Series F shares on January 31, 2013 and the impact of foreign exchange
•	An increase of $275 million ($0.50 per diluted common share) in income taxes, to $338 million is mostly attributable to a change in state tax legislation which was substantively enacted during the quarter, and resulted in an increase in our effective tax rate applicable to earnings from certain subsidiaries in the impacted jurisdictions

30	Q1/2014 Interim Report

Included on the following pages is a discussion of the various components of our operating results in accordance with IFRS followed by a discussion of non-IFRS measures and corresponding reconciliations to comparable IFRS measures.

	Three months ended March 31
(Millions)	2014	2013
Commercial property revenue	$582	$566
Direct commercial property expense	252	217
Interest and other income	29	40
Interest expense
Commercial property debt	161	156
Capital securities – corporate	8	10
Capital securities – fund subsidiaries	56	―
Administrative expense	36	42
Fair value gains (losses), net	354	171
Share of net earnings from equity accounted investments	21	21
Income (loss) before income taxes	473	373
Income taxes	338	63
Net income (loss)	135	310
Net income (loss) attributable to non-controlling interests	42	35
Net income (loss) attributable to shareholders	$93	$275

Our net income per common share and weighted average common shares outstanding are calculated as follows:

	Three months ended March 31
(Millions, except per share information)	2014	2013
Net income (loss) attributable to shareholders	$93	$275
Preferred share dividends	(20)	(20)
Net income (loss) attributable to common shareholders – basic	73	255
Dilutive effect of conversion of capital securities – corporate(1)	―	10
Net income (loss) attributable to common shareholders – diluted	$73	$265

Weighted average common shares outstanding – basic	506.9	504.8
Unexercised options and restricted stock	4.7	4.1
	511.6	508.9
Conversion of capital securities – corporate(1)	―	42.0
Weighted average common shares outstanding – diluted	511.6	550.9

Net income (loss) per share attributable to common shareholders – basic	$0.15	$0.51

Net income (loss) per share attributable to common shareholders – diluted	$0.15	$0.48
(1)	For the three months ended March 31, 2014 and at March 31, 2014 the conversion of capital securities – corporate has been excluded from calculating net income (loss) per share attributable to common shareholders – diluted and weighted average shares outstanding – diluted as their inclusion would be anti-dilutive

The decrease in net income per share attributable to common shareholders is detailed on the previous page.

Brookfield Office Properties	31

Commercial property revenue

Commercial property revenue includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes, as well as recurring fee income, lease terminations, fee and other income. Commercial property revenue was $582 million for the three months ended March 31, 2014, compared with $566 million during the same period in 2013. The increase in commercial property revenue period over period is attributable to the acquisition of Leadenhall Court in London in the second quarter of 2013, the Victor Building in Washington, D.C. in the third quarter of 2013, 125 Old Broad Street in London, Wells Fargo Center – North & South Towers, The Gas Company Tower and 777 Tower in Los Angeles, 685 Market Street in San Francisco and One North End Avenue in Downtown New York all in the fourth quarter of 2013 and Five Manhattan West in Midtown New York in the first quarter of 2014. The increase is offset by the dispositions of 2000 L Street in Washington, D.C. and Landmark Square in Los Angeles in the third quarter of 2013, 500 Jefferson Street in Houston in the fourth quarter of 2013 and Heritage Plaza in Houston in the first quarter of 2014.

The components of commercial property revenue are as follows:

	Three months ended March 31
(Millions)	2014	2013
Rental revenue	$555	$528
Straight-line rental income	20	22
Recurring fee income	7	15
Lease termination, fee and other income	―	1
Total commercial property revenue	$582	$566

Straight-line rental income

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every few years, with these increases negotiated at the signing of the lease. These increases vary among our regions, but are usually standard practice within each region. In the United States, approximately 84% of our leases executed during the three months ended March 31, 2014 had rent escalation clauses. On average these escalations clauses will increase rent annually by 2.8% over the terms of the respective leases. In Canada, approximately 60% of the leases executed during the three months ended March 31, 2014 had rent escalation clauses. On average these escalation clauses will increase rent annually by 1.9% over the terms of the respective leases. In Australia, approximately 98% of the leases executed during the three months ended March 31, 2014 had rent escalation clauses. On average these escalation clauses will increase rent annually by 3.2% over the terms of the respective leases. In the United Kingdom, all of the leases executed during the three months ended March 31, 2014 had rent escalation clauses. On average these escalation clauses will increase rent annually by 2.0% over the terms of the respective leases. The large number of high-credit-quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the three months ended March 31, 2014, we recognized $20 million of straight-line rental income compared with $22 million during the same period in 2013.

Recurring fee income

Recurring fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves to enhance returns from co-owned assets. We also earned fees through BRSL, the largest condominium property management company in Ontario, Canada, which manages approximately 110,000 single family lots and lot equivalents, prior to its consolidation into FM Co., an associate accounted for under the equity method, during the fourth quarter of 2013.

The details of our recurring fee income are as follows:

	Three months ended March 31
(Millions)	2014	2013
Property management, leasing, project management, and other fees	$7	$8
BRSL fees	―	7
Total recurring fee income	$7	$15

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent a potential area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

32	Q1/2014 Interim Report

Direct commercial property expense

Direct commercial property expense, which includes real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, was $252 million for the three months ended March 31, 2014, compared with $217 million during the same period in 2013. The increase in direct commercial property expense period over period is attributable to the acquisition of Leadenhall Court in London in the second quarter of 2013, the Victor Building in Washington, D.C. in the third quarter of 2013, 125 Old Broad Street in London, Wells Fargo Center – North & South Towers, The Gas Company Tower and 777 Tower in Los Angeles, 685 Market Street in San Francisco and One North End Avenue in Downtown New York all in the fourth quarter of 2013 and Five Manhattan West in Midtown New York in the first quarter of 2014. The increase is offset by the dispositions of 2000 L Street in Washington, D.C. and Landmark Square in Los Angeles in the third quarter of 2013, 500 Jefferson Street in Houston in the fourth quarter of 2013 and Heritage Plaza in Houston in the first quarter of 2014.

As a result of our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, along with our focus on executing long term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business and ensure stability of cash flows associated with our properties. We have relatively strong occupancy levels across our portfolio, outperforming market occupancy levels across most of our portfolio. In addition, we continue to reduce our lease expiry profile for the upcoming years, and our average in-place net rent is lower than the market net rent which is reflective of the fact that a portion of our leases were executed at a point in time wherein market rents were lower. In a market of increasing rents, this below-market gap provides an earnings growth opportunity for us as we replace lower in-place rents with higher market rents. Accordingly, we anticipate steady growth in our commercial property revenue as the two rates converge over time.

More than 95% of our leases are net leases, in which the lessee is required to pay its proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. After giving consideration to amounts recovered from tenants, the company’s responsibility for operating expenses is limited to property operating expenses attributable to vacant space and operating costs specifically identified as non-recoverable under certain leases, such as ground rent. Consequently, leasing activity, which affects both occupancy and average in-place net rent, is the principal contributor to the change in same property commercial property revenue and direct commercial property expense.

Our total portfolio occupancy was 89.3% at March 31, 2014 compared with 92.1% at March 31, 2013. Our total portfolio average in-place net rent was $30.50 per square foot at March 31, 2014 compared with $31.52 per square foot at March 31, 2013. Our total portfolio occupancy decreased as a result of the Bank of America/Merrill Lynch expiry at Brookfield Place in New York and opportunistic acquisitions of certain assets at lower occupancy rates offset by new leases for square footage which was previously unoccupied. Our average in-place net rent decreased due to the Bank of America/Merrill Lynch expiry at Brookfield Place in New York and the impact of foreign exchange, offset by leasing at higher market rents compared to expiring net rents.

The following table shows the average remaining lease term, in-place net rent and market net rent at March 31, 2014, including our equity accounted investments and interests in assets held through participating loan interests:

		Avg. Remaining	Avg. In-Place	Avg. Market
Leasable Area(1,2)		Lease Term	Net Rent(3)	Net Rent(4)
(000's Sq. Ft.)		(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York
Midtown(5)	6,243	10.7	$43.08	$65
Downtown	12,890	10.1	27.81	35
Washington, D.C.	6,235	5.8	29.84	32
Los Angeles	8,946	6.4	23.27	22
Houston	6,601	5.0	20.02	25
Boston	796	6.1	24.03	26
Denver	2,643	6.1	20.00	20
Seattle	699	4.4	20.28	22
San Francisco	199	3.7	18.44	41
Toronto	8,747	6.9	25.12	30
Calgary	5,634	11.1	27.05	33
Ottawa	1,743	6.4	18.39	18
Vancouver and other	585	9.1	20.08	29
Sydney	3,662	5.0	57.81	71
Melbourne	2,062	5.6	40.81	37
Perth	1,536	8.6	58.75	60
London	790	6.5	86.07	100
Total	70,011	7.6	$30.50	$36
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments
(3)	In-place net rent represents the cash rent at a point in time on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space
(4)	Market net rent represents the year one leasing net rent that we expect to be able to achieve on similar space based off of market asking rents

(5)	Midtown New York includes Five Manhattan West. Excluding this commercial property, Midtown New York in-place rent would be $50.03

Brookfield Office Properties	33

A summary of our current and historical occupancy levels at March 31st for the past two years, including our equity accounted investments and interests in assets held through participating loan interests, is as follows:

	Mar. 31, 2014		Mar. 31, 2013
	Leasable(1,2)	Percent	Leasable(1,2)	Percent
	Sq. Ft.	Leased	Sq. Ft.	Leased
New York
Midtown	6,243	89.7%	6,243	91.6%
Downtown	12,890	80.7%	12,305	94.7%
Total New York	19,133	83.6%	18,548	93.6%
Washington, D.C.	6,235	90.1%	6,592	90.2%
Los Angeles	8,946	83.9%	4,492	88.1%
Houston	6,601	92.3%	6,963	87.1%
Boston	796	77.2%	796	74.3%
Denver	2,643	76.8%	2,643	68.8%
Seattle	699	90.0%	699	89.3%
San Francisco	199	74.6%	―	―
Toronto	8,747	93.3%	8,750	94.0%
Calgary	5,634	99.9%	5,635	99.5%
Ottawa	1,743	96.1%	1,744	99.7%
Vancouver and other	585	88.1%	585	97.5%
Sydney	3,662	98.6%	4,093	98.3%
Melbourne	2,062	98.7%	2,072	98.2%
Perth	1,536	98.4%	1,536	99.8%
London	790	90.2%	360	62.9%
Total	70,011	89.3%	65,508	92.1%
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments

For the three months ended March 31, 2014, we leased 1.3 million square feet, which included 0.8 million square feet of new leasing, 0.3 million square feet of renewals and 0.2 million square feet of early renewals, compared to 1.1 million square feet of expiries. The average leasing net rent was $32.14 per square foot, which is an increase of 8% over the average expiring net rent of $29.82 per square foot. At March 31, 2014, the average leasing net rent related to new and renewed leases was $33.50 per square foot and $29.69 per square foot, respectively. For the current period through 2016 we have reduced our rollover exposure, which is the percentage of our total leasable space currently scheduled to expire, by 330 basis points.

34	Q1/2014 Interim Report

The details of our leasing activity for the three months ended March 31, 2014, including our equity accounted investments and interests in assets held through participating loan interests, are as follows:

							Year One	Average
	Dec. 31, 2013			Expiring	Leasing		Leasing	Leasing	Acq. /	Mar. 31, 2014
	Leasable	Leased	Expiries	Net Rent	New	Renewal	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2,3)	Sq. Ft.(1,2,3)	Sq. Ft.(1,2)	($ per Sq. Ft.)(4)	Sq. Ft.(1,2)	Sq. Ft.(1,2)	($ per Sq. Ft.)(5)	($ per Sq. Ft.)(6)	Sq. Ft.(1,2)	Sq. Ft.(1,2)	Sq. Ft.(1,2)
New York
Midtown	6,243	5,584	(2)	$28.12	16	―	$70.00	$87.22	―	6,243	5,598
Downtown	12,890	10,115	(229)	27.09	401	117	30.87	34.64	―	12,890	10,404
Washington, D.C.	6,235	5,626	(129)	29.84	47	79	27.33	28.52	―	6,235	5,623
Los Angeles	8,946	7,562	(147)	25.18	71	18	23.06	26.30	―	8,946	7,504
Houston	6,601	6,055	(153)	16.98	66	123	16.99	18.51	―	6,601	6,091
Boston	796	614	―	―	―	―	―	―	―	796	614
Denver	2,643	2,039	(34)	17.67	25	―	21.25	23.35	―	2,643	2,030
Seattle	699	624	(3)	28.84	8	―	26.56	28.89	―	699	629
San Francisco	199	151	(7)	25.24	―	5	34.00	34.00	―	199	149
Toronto	8,747	8,244	(240)	28.93	78	76	31.20	32.14	―	8,747	8,158
Calgary	5,634	5,624	(66)	25.17	65	4	22.04	24.32	―	5,634	5,627
Ottawa	1,743	1,680	(4)	24.17	―	―	―	―	―	1,743	1,676
Vancouver/Other	585	515	(2)	25.34	―	2	27.88	29.25	―	585	515
Sydney	4,092	3,970	(14)	101.87	5	1	89.74	96.51	(352)	3,662	3,610
Melbourne	2,062	2,049	(41)	38.34	8	18	39.78	44.88	―	2,062	2,034
Perth	1,536	1,529	(36)	62.98	18	―	57.24	65.70	―	1,536	1,511
London	790	720	(33)	82.17	13	12	62.13	65.49	―	790	712
Total	70,441	62,701	(1,140)	$29.82	821	455	$29.21	$32.14	(352)	70,011	62,485
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments
(3)	Restated for re-measurements performed during the first quarter of 2014
(4)	Expiring net rent represents the escalated cash rent at the end of the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space
(5)	Year one leasing net rent represents the cash rent at the commencement of the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space
(6)	Average leasing net rent represents the average cash rent over the lease term on a per square foot basis including tenant expense reimbursements, less operating expense being incurred for that space

For the three months ended March 31, 2014, tenant improvements and leasing costs related to leasing activity that occurred averaged $56.47 per square foot compared with $46.00 per square foot during the same period in 2013. Tenant improvements and leasing costs related to leasing activity that occurred for the three months ended March 31, 2014, averaged $79.36 per square foot and $15.17 per square foot related to new and renewed leases, respectively.

INTEREST AND OTHER INCOME

Interest and other income decreased to $29 million for the three months ended March 31, 2014, compared with $40 million during the same period in 2013. The decrease period over period is primarily attributable to a gain recognized as a result of a modification to the terms of a mortgage payable which was accounted for as a refinancing during the prior period, offset by a fee recognized in connection with the disposition of Heritage Plaza in Houston during the current period.

The components of interest and other income are as follows:

	Three months ended March 31
(Millions)	2014	2013
Interest income on loans receivable from BAM	$1	$2
Interest income on participating loan interests with subsidiaries of BAM	9	9
Other interest income	6	3
Other income(1)	13	26
Total interest and other income	$29	$40
(1)	Includes $22 million gain from amendment of mortgage terms for the three months ended March 31, 2013

Brookfield Office Properties	35

INTEREST EXPENSE

Commercial Property Debt

Interest expense relating to commercial property debt increased to $161 million for the three months ended March 31, 2014, compared with $156 million during the same period in 2013. The increase period over period is primarily attributable to new debt from acquisitions and refinancings, offset by repayments, including that of the U.S. Office Fund acquisition financing during the fourth quarter of 2013, and property dispositions in addition to the impact of foreign exchange.

Capital Securities – corporate

Interest expense relating to capital securities – corporate decreased to $8 million for the three months ended March 31, 2014, compared with $10 million during the same period in 2013. The decrease period over period is primarily attributable to the redemption of our Class AAA Series F shares on January 31, 2013 and the impact of foreign exchange. Interest expense recorded on capital securities – corporate relates to preferred share dividends recorded as interest expense under IFRS.

Capital Securities – fund subsidiaries

Earnings attributable to the equity interests presented as capital securities – fund subsidiaries was $56 million for the three months ended March 31, 2014. The earnings are primarily due to valuation gains attributable to the equity interests in DTLA held by our co-investors in the fund of $50 million recognized in the current period.

ADMINISTRATIVE EXPENSE

Administrative expense decreased to $36 million for the three months ended March 31, 2014, compared with $42 million during the same period in 2013. The decrease in general and administrative expense is entirely attributable to the consolidation of BRSL in the prior period.

The components of administrative expense are as follows:

	Three months ended March 31
(Millions)	2014	2013
General and administrative expense	$31	$37
Depreciation	5	5
Total administrative expense	$36	$42

FAIR VALUE GAINS (LOSSES), NET

For the three months ended March 31, 2014, the company recognized fair value gains of $354 million, compared with $171 million during the same period in 2013. Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates and terminal capitalization rates. The increase in fair value gains recognized compared to the prior period is primarily attributable to changes in projected cash flows as a result of timing and leasing in properties in the United States.

	Three months ended March 31
(Millions)	2014	2013
Investment properties
Commercial properties	$343	$162
Commercial developments	15	―
	358	162
Financial instruments
Participating loan interests	(4)	9
Total fair value gains (losses), net	$354	$171

SHARE OF NET EARNINGS FROM EQUITY ACCOUNTED INVESTMENTS

(Millions)	Fair Value Adjustments and Other		Share of Earnings
Three months ended March 31	2014	2013	2014	2013
Total share of net earnings from equity accounted investments	$(4)	$(3)	$21	$21

Share of net earnings from equity accounted investments remained constant at $21 million for the three months ended March 31, 2014, compared with the same period in 2013.

36	Q1/2014 Interim Report

INCOME TAXES

Income tax expense increased to $338 million for the three months ended March 31, 2014, compared with $63 million during the same period in 2013. The increase period over period is mostly attributable to a change in state tax legislation which was substantively enacted during the quarter, and resulted in an increase in our effective tax rate applicable to earnings from certain subsidiaries in the impacted jurisdictions.

The major components of income tax expense include the following:

	Three months ended March 31
(Millions)	2014	2013
Current tax (recovery) expense	$14	$14
Deferred tax expense	324	49
Total income taxes	$338	$63

NON-CONTROLLING INTERESTS

The following table outlines income attributable to non-controlling interests:

	Three months ended March 31
(Millions)	2014	2013
Preferred shares – subsidiaries	$4	$2
Other non-controlling interests	38	33
Total net income attributable to non-controlling interests	$42	$35

Preferred Shares – Subsidiaries

For the three months ended March 31, 2014 and 2013 preferred shares – subsidiaries consists of dividends on preferred shares issued by DTLA Investor and BPO Properties Ltd. (“BPP”), respectively.

For the three months ended March 31, 2014, no dividends were paid on preferred shares issued by BPP, compared with $2 million during the same period in 2013. The decrease is entirely attributed to the exchange of preferred equity – subsidiaries for Class AAA preferred shares of the company on April 30, 2013.

For the three months ended March 31, 2014, dividends of $4 million were accrued on preferred shares issued by DTLA Investor, compared with nil during the same period in 2013. The increase is entirely attributable to the exchange of MPG Series A preferred into DTLA Investor Series A preferred equity on October 15, 2013.

Other Non-Controlling Interests

Other non-controlling interests consist of earnings attributable to interests not owned by us in BOX, BFP, Prime, 1801 California Street, BOP Met Park LLC, 33rd Street Partners JV LLC and the U.S. Office Fund.

Non-controlling interests in subsidiary earnings increased to $38 million for the three months ended March 31, 2014, compared with $33 million during the same period in 2013.

The following table outlines the earnings attributable to other shareholders of our subsidiaries:

		Three months ended March 31
(Millions)	Type	2014	2013
BOX	Participating interests	$7	$7
Prime	Participating interests	―	6
Brookfield Heritage Partners LLC	Participating interests	―	5
1801 California Street	Participating interests	12	15
BOP Met Park LLC	Participating interests	9	―
U.S. Office Fund	Participating interests	10	―
Total other non-controlling interests		$38	$33

Brookfield Office Properties	37

NON-IFRS MEASURES

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using commercial property net operating income, funds from operations and total return in addition to net income attributable to common shareholders. Common equity per share – diluted (adjusted), commercial property net operating income, funds from operations and total return do not have any standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies.

Common Equity per Share – Diluted (Adjusted)

Common equity per share represents the book value of our common equity, adjusted for proceeds from the assumed exercise of all options outstanding, divided by common shares outstanding, including potential common shares from the exercise of all options. We believe that common equity per share is the best indicator of our current financial position because it reflects our common equity adjusted for all inflows and outflows, including funds from operations and changes in the value of our investment properties.

When calculating diluted funds from operations, total return and common equity per share – diluted (adjusted) in this MD&A, we exclude the effects of settling our capital securities – corporate through the issuance of common shares as our past practice has been to redeem our capital securities – corporate for cash rather than convert to common shares and our intention is to continue with this practice. This diluted calculation is not in accordance with IFRS.

Commercial Property Net Operating Income

Commercial property net operating income is defined by us as revenue from commercial property operations less direct commercial property expense. Commercial property net operating income is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. We evaluate the performance of management by comparing the performance of the commercial property portfolio on a same property basis. Same property commercial property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior period. Accordingly, same property results exclude properties acquired, sold, or reclassified from commercial development to commercial properties during each period as well as fees earned from management and other services provided to co-investors in our funds and commercial properties. We may also exclude from our same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior period.

Funds from Operations

Our definition of funds from operations or “FFO” includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a REIT. These additional adjustments result in an FFO measure that is similar to that which would result if the company was organized as a REIT that determined net income in accordance with U.S. GAAP, which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income, which do not have a significant impact on the FFO measure reported.

Although funds from operations is a widely used measure to analyze real estate, we believe that net income attributable to common shareholders, commercial property net operating income and funds from operations are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of funds from operations to net income attributable to common shareholders as we believe net income attributable to common shareholders is the most comparable measure.

Total Return

Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long term returns.

COMMON EQUITY PER SHARE – DILUTED (ADJUSTED)

	Mar. 31, 2014	Dec. 31, 2013
Common shares issued and outstanding	507,376,466	506,701,648
Unexercised options and restricted stock(1)	19,938,824	20,616,322
Potential common shares (adjusted)(2)	527,315,290	527,317,970
(1)	Includes 4.7 million and 4.1 million options that are dilutive for purposes of calculating earnings per share for the three months ended March 31, 2014 and the year ended December 31, 2013
(2)	Includes potential common shares at March 31, 2014 and December 31, 2013, from the exercise of options and restricted stock, but excludes the effects of settling our capital securities –corporate in common shares as we intend to redeem our capital securities – corporate for cash prior to conversion

38	Q1/2014 Interim Report

Our capital securities – corporate may be converted by the holder into common shares, however, such conversion right is subject to our prior right to redeem for cash or find substitute purchasers. In accordance with International Accounting Standard (“IAS”) 33, “Earnings per Share,” we are required to presume the capital securities – corporate will be settled in common shares when calculating our diluted earnings per share where the effect is dilutive. In calculating adjusted diluted per share measures, we consider this presumption to be overcome where past experience or a stated policy provides a reasonable basis to believe that the capital securities – corporate will be settled partially or wholly in cash.

Our common equity per share – diluted (adjusted) is calculated as follows:

(Millions, except per share information)	Mar. 31, 2014	Dec. 31, 2013
Fully diluted common shareholders’ equity	$11,102	$11,107
Potential common shares (adjusted)(1)	527.3	527.3
Common equity per share – diluted (adjusted)	$21.05	$21.06
(1)	Includes potential common shares at March 31, 2014 and December 31, 2013, from the exercise of options as well as restricted stock, but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities – corporate for cash prior to conversion

Commercial property net operating income

Commercial property net operating income is commercial property revenue less direct commercial property expense and is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. Commercial property net operating income totaled $330 million for the three months ended March 31, 2014, compared with $349 million during the same period in 2013. A reconciliation of commercial property net operating income to the most directly comparable measure, net income, calculated in accordance with IFRS is as follows:

	Three months ended March 31
(Millions)	2014	2013
Commercial property revenue	$582	$566
Direct commercial property expense	252	217
Commercial property net operating income	330	349
Interest and other income	29	40
Interest expense
Commercial property debt	161	156
Capital securities – corporate	8	10
Capital securities – fund subsidiaries	56
Administrative expense	36	42
Fair value gains (losses), net	354	171
Share of net earnings from equity accounted investments	21	21
Income (loss) before income taxes	473	373
Income taxes	338	63
Net income (loss)	$135	$310

In addition, we evaluate the performance of management by comparing net operating income of the commercial property portfolio on a same property basis. Same property are properties included in our consolidated results that we own and operate throughout both the current and prior period. Accordingly, same property net operating income excludes properties acquired, sold, or reclassified from commercial development to commercial properties during each period as well as fees earned from management and other services provided to co-investors in our funds and commercial properties. We may also exclude from our same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior period. For the three months ended March 31, 2014 and 2013, we have not excluded any properties that are undergoing a redevelopment.

Brookfield Office Properties	39

The following is a reconciliation from same property commercial property net operating income to total commercial property net operating income for the three months ended March 31, 2014 and 2013:

	Three months ended March 31
(Millions)	2014	2013
Same property commercial property net operating income	$275	$320
Lease terminations, fee and other income	―	1
Recurring fee income	7	15
Properties acquired during the period	45	―
Properties sold during the period	3	13
Commercial property net operating income	$330	$349

	Mar. 31, 2014	Mar. 31, 2013
Same property average in-place net rent	$27.73	$28.48
Same property occupancy	89.4%	91.8%

Same property commercial property net operating income decreased by $45 million or 14.1% period over period as the result of the Bank of America/Merrill Lynch lease expiry at Brookfield Place in New York in the fourth quarter of 2013 and the impact of foreign exchange. Absent the impact of this large lease expiration and weaker foreign currencies, same property net operating income increased by $11 million or 3.5% in the period.

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS AND TOTAL RETURN

	Three months ended March 31
(Millions)	2014	2013
Net income attributable to shareholders	$93	$275
Add (deduct) non-cash and certain non-recurring items:
Fair value gains, net	(354)	(171)
Fair value adjustments in net earnings from equity accounted investments	4	3
Interest expense – capital securities – fund subsidiaries in above items	50	―
Non-controlling interests in above items	25	22
Income taxes	336	60
Amortization of lease incentives	2	―
Funds from operations	$156	$189

After providing for preferred share dividends, our funds from operations per share is calculated as follows:

	Three months ended March 31
(Millions, except per share information)	2014	2013
Funds from operations	$156	$189
Preferred share dividends	(20)	(20)
	$136	$169
Funds from operations per share – diluted	$0.27	$0.31
Funds from operations per share – diluted (adjusted)(1)	$0.27	$0.33
(1)	The calculation of funds from operations per diluted share (adjusted) includes potential common shares at March 31, 2014, and March 31, 2013, from the exercise of options as well as restricted stock, but excludes the effects of settling our capital securities- corporate in common shares as we intend to redeem our capital securities – corporate for cash prior to conversion

Total return represents the amount by which we increase the value of our common equity and is calculated as follows:

	Three months ended March 31
(Millions, except per share information)	2014	2013
Funds from operations	$156	$189
Fair value gains, net of non-controlling interests	275	146
Preferred share dividends	(20)	(20)
Total return	$411	$315
Total return per share – diluted	$0.80	$0.58
Total return per share – diluted (adjusted)(1)	$0.80	$0.62
(1)	The calculation of total return per diluted share (adjusted) includes potential common shares at March 31, 2014, and March 31, 2013, from the exercise of options as well as restricted stock, but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities – corporate for cash prior to conversion

40	Q1/2014 Interim Report

SEGMENTED INFORMATION

We operate four reportable segments, the United States, Canada, Australia and the United Kingdom, in the commercial property business. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver, Seattle and San Francisco in the United States; Toronto, Calgary, Ottawa and Vancouver in Canada; Sydney, Melbourne and Perth in Australia; and London in the United Kingdom.

For the three months ended March 31, 2014, approximately 64% of our commercial property revenue is derived from the United States (2013 – 61%) and at March 31, 2014, approximately 64% of our total assets are invested in the United States (December 31, 2013 – 63%).

Information regarding the results of each reportable segment is included below. Performance is measured based upon funds from operations, the measure used by management in assessing segment profit or loss. While funds from operations is a non-IFRS measure on a total basis, it is an IFRS measure on a segment basis because it is the measure of segment profit and loss.

United States			Canada		Australia		United Kingdom		Total
(Millions)	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,
Three months ended	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Commercial property revenue	$372	$343	$119	$139	$69	$78	$22	$6	$582	$566
Direct commercial property expense	(179)	(138)	(49)	(57)	(17)	(18)	(7)	(4)	(252)	(217)
Interest and other income	20	30	1	1	9	9	(1)	―	29	40
Interest expense(1)	(118)	(99)	(31)	(36)	(23)	(30)	(3)	(1)	(175)	(166)
Administrative expense(2)	(24)	(22)	(9)	(16)	(2)	(4)	(1)	―	(36)	(42)
Other	(1)	(2)	―	(1)	1	1	―	(1)	―	(3)
Funds from operations of equity accounted investments	14	15	3	2	6	6	2	1	25	24
Non-controlling interests	(11)	(6)	(6)	(6)	―	(1)	―	―	(17)	(13)
Funds from operations	73	121	28	26	43	41	12	1	156	189
Fair value gains (losses), net	342	100	3	10	(5)	61	14	―	354	171
Fair value gains (losses), net of equity accounted investments	(4)	(9)	―	―	―	6	―	―	(4)	(3)
Other	3	3	―	1	(1)	―	(4)	(4)	(2)	―
Income taxes	(312)	(17)	(12)	(13)	(8)	(30)	(4)	―	(336)	(60)
Interest expense – capital securities – fund subsidiaries	(50)	―	―	―	―	―	―	―	(50)
Non-controlling interests	11	6	6	6	―	1	―	―	17	13
Net income (loss)	63	204	25	30	29	79	18	(3)	135	310
Net income (loss) attributable to non-controlling interests	36	21	6	10	―	4	―	―	42	35
Net income (loss) attributable to shareholders	$27	$183	$19	$20	$29	$75	$18	$(3)	$93	$275

(1)	Includes allocation of interest expense on corporate debt and capital securities – corporate of $7 million to United States and $12 million to Canada for three months ended March 31, 2014 (2013 - $5 million to United States and $14 million to Canada)
(2)	Includes allocation of corporate level administrative expenses of $4 million to United States and $1 million to Canada for the three months ended March 31, 2014 (2013 - $5 million to United States and $3 million to Canada)

	United States		Canada		Australia		United Kingdom		Total
	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,
(Millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Total assets	$20,102	$19,602	$5,385	$5,599	$4,235	$4,043	$1,767	$1,647	$31,489	$30,891
Total liabilities	$11,220	$10,559	$3,784	$3,929	$1,974	$1,870	$799	$715	$17,777	$17,073

Brookfield Office Properties	41

QUARTERLY RESULTS

The results by quarter are as follows:

2014		2013				2012
(Millions, except per share information)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Commercial property revenue	$582	$595	$574	$569	$566	$579	$559	$549
Net income (loss) from continuing operations attributable to shareholders	93	152	223	441	275	333	371	224
Net income (loss) attributable to shareholders	93	152	223	441	275	342	376	217

Net income (loss) per share attributable to common shareholders – basic
Continuing operations	$0.15	$0.26	$0.40	$0.83	$0.51	$0.62	$0.70	$0.41
Discontinued operations	―	―	―	―	―	0.02	0.01	(0.01)
	$0.15	$0.26	$0.40	$0.83	$0.51	$0.64	$0.71	$0.40

Net income (loss) per share attributable to common shareholders – diluted
Continuing operations	$0.15	$0.25	$0.38	$0.78	$0.48	$0.58	$0.65	$0.39
Discontinued operations	―	―	―	―	―	0.01	0.01	(0.01)
	$0.15	$0.25	$0.38	$0.78	$0.48	$0.59	$0.66	$0.38

Commercial property revenue varies quarter to quarter due to acquisitions and dispositions of investment properties as well as new leases and renewals at market net rents. In addition to the variations in commercial property revenue, net income attributable to shareholders varies largely due to fair value gains and losses in each given period.

42	Q1/2014 Interim Report

PART III – RISKS AND UNCERTAINTIES

Brookfield Office Properties’ financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as macro-economic factors such as economic growth, foreign exchange rates, inflation, interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cashflow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term and, as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form, which is posted on our website at www.brookfieldofficeproperties.com or at www.sedar.com or www.sec.gov.

PROPERTY RELATED RISKS

Our strategy is to invest in high-quality office properties as defined by the physical characteristic of the asset and, more important, the certainty of receiving rental payments from the large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long term nature of our contractual revenues effectively mitigates these risks.

As owners of premier office properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” on page 45 of this MD&A for further details.

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity,” on page 28 of this MD&A, we have an ongoing obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy of staggering the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

At March 31, 2014, we had a floating rate bank credit facility of $1 billion which matures in January 2018 with two six-month extension options. The facility also features an accordion option through which we can draw an additional $250 million at the consent of the lenders. Additionally, one of our subsidiaries has bilateral agreements with a number of Canadian chartered banks for an aggregate floating rate bank credit facility of C$200 million, the terms of which extend to August 2017. At March 31, 2014, the balances drawn on these facilities were $373 million net of transaction costs of $6 million.

Approximately 37% of our outstanding commercial property and corporate debt at March 31, 2014 is floating rate debt (December 31, 2013 – 33%) and subject to fluctuations in interest rates. The effect of a 100-basis point increase in interest rates on interest expense relating to our floating rate debt, up to 5% LIBOR, is an increase in interest expense of $52 million on an annual basis or $0.10 per diluted weighted average share outstanding on an annualized basis. In addition, there is interest rate risk associated with the company’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The exposure to interest rates on fixed rate debt that is maturing in the near term, which we define as 3 years, totals $1,369 million based on the amount of debt at maturity. We also have exposure to interest rates within our equity accounted investments.

As discussed in the Derivative Financial Instruments section beginning on page 47, we have mitigated, to some extent, the exposure to interest rate fluctuations on variable rate debt and near term maturities of fixed rate debt through interest rate derivative contracts.

This analysis does not reflect the impact a changing interest rate environment could have on our overall performance and, as a result, it does not reflect the actions management may take in such an environment.

Brookfield Office Properties	43

We currently have a level of indebtedness for the company of 50% of the fair market value of our commercial properties based on March 31, 2014 commercial property valuations (December 31, 2013 – 51%). This level of indebtedness is considered by the company to be conservative given the lending parameters currently existing in the real estate marketplace and the fair market value of our commercial properties. Based on this, the company believes that all debts will be financed or refinanced as they come due in the foreseeable future.

CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, government and government agencies represent 7.5% of total leasable area and no single tenant represents more than this.

We attempt to mitigate our credit risk by signing long term leases with tenants who have investment grade credit ratings. We direct special attention to credit quality of our tenants in order to ensure long term sustainability of rental revenues through economic cycles. Once a lease has been signed, we proactively monitor the financial performance of significant tenants on a regular basis and review the status of arrears. We regularly monitor indicators of increased risk within our tenant portfolio and maintain a formalized tenant credit report to identify changes in credit quality.

The following list shows our top 20 largest tenants by leasable area in our portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2014	2015	2016	2017	2018	2019	Beyond	Year of Expiry(3)	Total	Percent of Sq. ..Ft.(2)
1	Government & Government Agencies	Various	AAA/AA+	165	816	301	52	640	642	2,666	Various	5,282	7.5%
2	CIBC World Markets(4)	Calgary/Houston/NY/Tor.	A+			7				1,422	2034	1,429	2.0%
3	Suncor Energy Inc.	Calgary	BBB+							1,295	2028	1,295	1.8%
4	Morgan Stanley	Denver/NY/Toronto	A-		66					1,130	2030	1,196	1.7%
5	Bank of Montreal	Calgary/Toronto	A+	10		17		27		1,076	2023	1,130	1.6%
6	Bank of America/Merrill Lynch	Denver/LA/NY/Tor./D.C.	A-	12	13			47	98	925	2022	1,095	1.6%
7	Royal Bank of Canada	Bos./Cal./LA/NY/Tor./Van./D.C.	AA-		12	16	150	1	42	764	2026	985	1.4%
8	PricewaterhouseCoopers	Cal./Houston/LA/Sydney/Perth	Not Rated		237	424				235	2026	896	1.3%
9	JPMorgan Chase & Co.	Denver/Houston/LA/NY	A		18		8			862	2022	888	1.3%
10	KPMG	LA/Perth/Sydney/Toronto	Not Rated	183		298			74	298	2025	853	1.2%
11	Imperial Oil	Calgary	AAA			718						718	1.0%
12	EnCana Corporation	Calgary/Denver	BBB	20	181				468			669	1.0%
13	BHP Billiton	Perth	A+							661	2027	661	1.0%
14	Devon Energy	Houston	BBB+							641	2020	641	0.9%
15	Chevron	Houston	AA					336	300			636	0.9%
16	Deloitte	Cal./Houston/Toronto	Not Rated		98	49				469	2022	616	0.9%
17	Macquarie Group	Cal./Houston/Perth/Sydney/Tor.	BBB	37		8			131	396	2023	572	0.8%
18	Cadwalader, Wickersham & Taft LLP	Houston/NY	Not Rated							561	2025	561	0.8%
19	Commonwealth Bank	Melbourne/Sydney	AA-			5		3		551	2022	559	0.8%
20	Cleary, Gottlieb, Steen & Hamilton LLP	NY	Not Rated							552	2031	552	0.8%
	Total			427	1,441	1,843	210	1,054	1,755	14,504		21,234	30.3%
	Percent of Total			2.0%	6.8%	8.7%	1.0%	5.0%	8.3%	68.2%		100.0%
(1)	From S&P, Moody’s or DBRS
(2)	Percentage of total leasable area, prior to considering partnership interests in partially owned properties
(3)	Reflects the year of maturity related to lease(s) included in the ‘Beyond’ column and is calculated for multiple leases on a weighted average basis based on square feet where applicable
(4)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers and approximately 100,000 square feet to Sumitomo Corporation of America

When we make loans or enter into other financial arrangements with related parties, we manage credit risk by entering into such transactions under normal commercial terms.

44	Q1/2014 Interim Report

LEASE ROLL-OVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. Approximately six percent of our leases mature annually up to 2018. Our portfolio has a weighted average remaining lease life of eight years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our portfolio at March 31, 2014, including our equity accounted investments:

(Square Feet in Thousands)	Current	2014	2015	2016	2017	2018	2019	2020	Beyond	Total
Midtown New York	645	57	371	360	54	271	832	130	3,523	6,243
Downtown New York	2,486	276	807	645	669	78	13	621	7,295	12,890
Washington, D.C.	612	439	566	290	233	1,554	403	561	1,577	6,235
Los Angeles	1,442	416	329	644	756	1,031	603	349	3,376	8,946
Houston	510	228	551	256	440	926	467	1,650	1,573	6,601
Boston	182	13	9	5	16	254	24	15	278	796
Denver	613	122	109	34	209	100	513	58	885	2,643
Seattle	70	15	85	79	131	100	68	26	125	699
San Francisco	50	2	18	12	―	95	4	18	―	199
Toronto	589	216	438	781	582	502	685	965	3,989	8,747
Calgary	7	43	162	487	64	226	101	242	4,302	5,634
Ottawa	67	59	545	42	8	3	86	9	924	1,743
Vancouver and other	70	6	67	45	21	27	37	47	265	585
Sydney	52	57	131	893	443	529	234	40	1,283	3,662
Melbourne	28	34	175	118	157	8	530	75	937	2,062
Perth	25	227	16	12	88	14	209	1	944	1,536
London	78	113	6	72	―	―	93	18	410	790
Total	7,526	2,323	4,385	4,775	3,871	5,718	4,902	4,825	31,686	70,011
Total % expiring	10.7%	3.3%	6.3%	6.8%	5.5%	8.2%	7.0%	6.9%	45.3%	100.0%

TAX RISK

We are subject to income taxes in Canada and other foreign jurisdictions, and our domestic and international tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and would reduce cash available for our business. The failure to remove or remediate such substances could adversely affect our ability to sell our properties or our ability to borrow using such real estate as collateral and could potentially result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties, nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulators could have an adverse effect on our business, financial condition or results of operations.

OTHER RISKS AND UNCERTAINTIES

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our investment properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed or new tenants are found promptly to fill vacancies at attractive rental rates. With leasing markets performance being impacted by the strength of the economies in which we operate, it is possible we could see downward pressure on overall occupancy levels and net effective rents if economic recovery slows or stalls. We are, however, substantially protected against short-term market conditions, as most of our leases are long term in nature with an average remaining term of eight years.

Brookfield Office Properties	45

INSURANCE RISKS

United States

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is $2.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California and Seattle locations and $100,000 for all other locations. The weather catastrophe limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations located in traditional windstorm-exposed areas. All other locations are subject to a $50,000 deductible. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence. In New York State, the Commonwealth of Massachusetts and the District of Columbia, the weather catastrophe deductible is $50,000 with the exception of five insurers that have a deductible equal to 5% of the total insured values subject to a minimum of $1 million and maximum of $5 million. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001, and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. The Terrorism Risk Insurance Program Reauthorization Act of 2007 was signed into law on December 26, 2007. It extends the TRIA program through December 2014.

With respect to our U.S. properties (including our U.S. Office Fund and DTLA), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $4.0 billion of TRIA coverage for all U.S. properties. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2014, we expect Liberty II to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.

As a result of the acquisition of MPG, we assumed an all risk property insurance policy (including coverage for the perils of earthquake) which expires on April 19, 2014. Our all risk policy limit for the MPG properties is $1.25 billion per occurrence subject to a deductible of $25,000. The earthquake limit for these properties is $130 million per occurrence and in the annual aggregate subject to a deductible of 5% of the value of the affected property.

Canada

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is C$1.5 billion per occurrence. Our earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence with the exception of 25% of the loss being subject to a C$500,000 deductible for Calgary only. Windstorm is included under the all risk coverage limit of C$1.5 billion.

With respect to our Canadian properties, we purchase an insurance policy that covers acts of terrorism for limits up to C$1.3 billion.

Australia

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is A$1.25 billion per occurrence. Our earthquake limit is A$727 million per occurrence and in the aggregate. The weather catastrophe limit is A$727 million per occurrence and in the annual aggregate. Both earthquake and weather catastrophe coverage is subject to a deductible of 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is A$727 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

Terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

United Kingdom

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage up to the replacement cost value of the asset. Flood, earthquake, wind and terrorism coverage is included in the coverage provided all subject to a £250 deductible.

46	Q1/2014 Interim Report

FOREIGN EXCHANGE FLUCTUATIONS

Approximately 36% of our assets and 36% of our revenues originate in Canada, Australia and the United Kingdom and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies. Similarly, we attempt to mitigate the currency risk on revenues by incurring associated operating costs and interest expense in local currencies. As discussed under Derivative Financial Instruments our hedging policy does not require us to hedge the remaining net capital invested in non-U.S. operations, due to the long term ownership profile of our assets. We will, however, enter into hedging arrangements from time to time if we believe currency valuations are misaligned and to protect shorter term capital flows. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. At March 31, 2014, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $1 million on an annual basis. At March 31, 2014, based on our net Australian dollar funds from operations, a $0.01 appreciation in the Australian dollar relative to the U.S. dollar would result in an increase in our funds from operations of $1 million on an annual basis. At March 31, 2014, based on our net British pound funds from operations, a $0.01 appreciation in the British pound relative to the U.S. dollar would not result in a material increase in our funds from operations on an annual basis.

DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. Over the last two years, we may have used the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated transactions;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of our variable rate debt; and

•	Total return swaps on our shares to economically hedge exposure to variability in share price under our Deferred Share Unit Plans.

We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.

Interest Rate Hedging

The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at March 31, 2014 and December 31, 2013:

(Millions)	Hedging Item	Notional	Rates	Maturity Dates	Fair Value
Mar. 31, 2014	Interest rate caps of US$ LIBOR debt	$1,726	3.0% to 5.8%	Sep 2014 to Oct 2018	$1
	Interest rate swaps of US$ LIBOR debt	$784	0.6% to 2.2%	May 2014 to Nov 2020	($3)
	Interest rate swaps of £ LIBOR debt	£134	1.1%	Sep 2017	£2
	Interest rate swaps of A$ BBSW/BBSY debt	A$670	3.5% to 5.9%	Jan 2016 to Jul 2017	(A$36)
	Interest rate swaps on forecasted fixed rate debt	$1,755	2.3% to 4.7%	Jun 2024 to Jun 2026	($94)
	Interest rate swaps on forecasted fixed rate debt	C$50	2.8%	Dec 2024	C$1
Dec. 31, 2013	Interest rate caps of US$ LIBOR debt	$2,005	3.0% to 5.8%	Jan 2014 to Oct 2018	$2
	Interest rate swaps of US$ LIBOR debt	$784	0.6% to 2.2%	May 2014 to Nov 2020	($1)
	Interest rate swaps of £ LIBOR debt	£134	1.1%	Sep 2017	£2
	Interest rate swaps of A$ BBSW/BBSY debt	A$1,050	3.5% to 5.9%	Jan 2014 to Jul 2017	(A$41)
	Interest rate swaps on forecasted fixed rate debt	$1,505	2.3% to 4.7%	Jun 2024 to Jun 2026	($32)
	Interest rate swaps on forecasted fixed rate debt	C$50	2.8%	Dec 2024	C$3

We enter into interest rate caps to limit debt service costs on certain LIBOR-based debt as required by the lender. We enter into interest rate swaps to fix the interest rate on certain floating rate debt to limit exposure to fluctuations in floating interest rates. We enter into swaps, from time to time, on forecasted fixed rate debt to lock in interest rates on future refinancings and protect against higher debt service costs in a rising interest rate environment.

For the three months ended March 31, 2014 and 2013, the amount of hedge ineffectiveness recorded in earnings in connection with our interest rate hedging activities was not significant.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable swap curves derived from market interest rates.

Brookfield Office Properties	47

Foreign Currency Hedging

The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at March 31, 2014 and December 31, 2013:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Mar. 31, 2014	Foreign currency forward	Australian dollars	A$50	A$1.12/US$	(A$1)	Aug 2014	A$ denominated net investment
	Foreign currency forward	Australian dollars	A$44	A$1.14/US$	(A$2)	Dec 2014	A$ denominated net investment
Dec. 31, 2013	Foreign currency forward	Australian dollars	A$35	A$1.07/US$	A$2	Mar 2014	A$ denominated net investment
	Foreign currency forward	Australian dollars	A$50	A$1.12/US$	A$1	Aug 2014	A$ denominated net investment

In addition, at March 31, 2014, we have designated C$900 million (December 31, 2013 – C$900 million) of our Canadian dollar financial liabilities as hedges of the net investment in our Canadian operations.

For the three months ended March 31, 2014 and 2013, the amount of hedge ineffectiveness recorded in earnings in connection with our foreign currency hedging activities was not significant.

Other Derivatives

The following table provides details of other derivatives outstanding as at March 31, 2014 and December 31, 2013:

(Millions)	Derivative Type	Fair Value	Fair Value (Gain)/Loss	Classification of Gain/Loss
Mar. 31, 2014	Total return swap(1)	$1	($1)	Administrative expense
Dec. 31, 2013	Total return swap(1)	$1	($5)	Administrative expense
(1)	Relates to the total return swap on the company’s shares in connection with its Deferred Share Unit Plans

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

48	Q1/2014 Interim Report

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICY

The company adopted IFRIC 21, “Levies” (“IFRIC 21”) effective January 1, 2014. IFRIC 21 addresses when an entity should recognize a liability to pay a government levy other than income taxes. IFRIC 21 is an interpretation of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

USE OF ESTIMATES

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

RELATED PARTY TRANSACTIONS

In the normal course of operations, we enter into various transactions on market terms with related parties, which have been measured at exchange value. The following table summarizes transactions and balances with BAM and its subsidiaries:

	Three months ended March 31
(Millions)	2014	2013
Transactions with related parties
Commercial property revenue(1)	$3	$1
Interest and other income	10	11
Interest expense on commercial property debt	2	4
Management fees paid	4	―
Administrative expense(2)	13	12
	Mar. 31, 2014	Dec. 31, 2013
Balances outstanding to (from) related parties
Participating loan interests	$466	$550
Other non-current financial assets	92	89
Receivables and other assets	170	48
Commercial property debt	(175)	(168)
(1)	Amounts received from BAM and its subsidiaries for the rental of office premises
(2)	Amounts paid to BAM and its subsidiaries for administrative services

At March 31, 2014, we have a receivable from BAM for the proceeds from the disposition of NAB House in Sydney in an amount of $107 million included in receivables and other assets.

Brookfield Office Properties	49

DIVIDENDS

Dividends paid per share by Brookfield Office Properties during the three months ended March 31, 2014 and the year ended December 31, 2013, are as follows:

		Three months ended	Year ended
	Currency	Mar. 31, 2014	Dec. 31, 2013
Common shares	US$	$0.1400	$0.5600
Class A preferred shares	C$	0.0417	0.0833
Class AA Series E preferred shares	C$	0.1312	0.5250
Class AAA Series E preferred shares	C$	0.1295	0.5250
Class AAA Series F preferred shares	C$	―	0.1233
Class AAA Series G preferred shares	US$	0.3281	1.3125
Class AAA Series H preferred shares	C$	0.3594	1.4375
Class AAA Series J preferred shares	C$	0.3125	1.2500
Class AAA Series K preferred shares	C$	0.3250	1.3000
Class AAA Series L preferred shares	C$	0.4219	1.6875
Class AAA Series N preferred shares	C$	0.3844	1.5375
Class AAA Series P preferred shares	C$	0.3219	1.2875
Class AAA Series R preferred shares	C$	0.3188	1.2750
Class AAA Series T preferred shares	C$	0.2875	1.1500
Class AAA Series V preferred shares	C$	0.1306	0.4622
Class AAA Series W preferred shares	C$	0.1305	0.4622
Class AAA Series X preferred shares	C$	1,930.6834	5,792.0563
Class AAA Series Y preferred shares	C$	0.1306	0.4622
Class AAA Series Z preferred shares	C$	0.0965	0.2896

50	Q1/2014 Interim Report

Condensed Consolidated Balance Sheets

Unaudited
(U.S. Millions)	Note	Mar. 31, 2014	Dec. 31, 2013
Assets
Non-current assets
Investment properties
Commercial properties	3	$25,799	$25,152
Commercial developments	3	1,838	1,673
Equity accounted investments and participating loan interests
Investments in joint ventures	4	1,746	1,902
Investments in associates	5	162	157
Participating loan interests	6	466	550
Other non-current financial assets	7	237	220
		30,248	29,654
Current assets
Receivables and other assets	8	540	382
Restricted cash and deposits		188	142
Cash and cash equivalents		513	713
		1,241	1,237
Total assets		$31,489	$30,891

Liabilities
Non-current liabilities
Commercial property debt	9	$11,650	$11,655
Capital securities – corporate	10	427	440
Capital securities – fund subsidiaries	11	514	491
Other non-current financial liabilities	12	235	153
Deferred tax liabilities	14	1,273	970
		14,099	13,709
Current liabilities
Commercial property debt	9	2,432	2,130
Capital securities – corporate	10	181	188
Accounts payable and accrued liabilities	13	1,065	1,046
		3,678	3,364
Total liabilities		17,777	17,073

Equity
Preferred equity	15	1,542	1,542
Common equity	15	10,794	10,791
Total shareholders’ equity		12,336	12,333
Non-controlling interests	15	1,376	1,485
Total equity		13,712	13,818
Total liabilities and equity		$31,489	$30,891

See accompanying notes to the condensed consolidated financial statements

Brookfield Office Properties	51

Condensed Consolidated Statements of Income

Unaudited	Three months ended March 31
(U.S. Millions, except per share information)	Note	2014	2013
Commercial property revenue	16	$582	$566
Direct commercial property expense	16	252	217
Interest and other income	16	29	40
Interest expense
Commercial property debt	16	161	156
Capital securities – corporate	16	8	10
Capital securities – fund subsidiaries	16	56	―
Administrative expense	16	36	42
Fair value gains (losses), net	17	354	171
Share of net earnings from equity accounted investments	18	21	21
Income (loss) before income taxes		473	373
Income taxes	14	338	63
Net income (loss)		$135	$310

Net income (loss) attributable to
Shareholders		$93	$275
Non-controlling interests		42	35
		$135	$310
Net income (loss) per share attributable to common shareholders
Basic		$0.15	$0.51
Diluted		$0.15	$0.48

See accompanying notes to the condensed consolidated financial statements

52	Q1/2014 Interim Report

Condensed Consolidated Statements of Comprehensive Income

Unaudited	Three months ended March 31
(U.S. Millions)	2014	2013
Net income (loss)	$135	$310
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	(12)	(100)
Gains (losses) on hedges of net investments in foreign operations, net of income tax expense (benefit) for the three months ended Mar. 31, 2014 of ($1) million (2013 – nil)	32	25
	20	(75)
Derivatives designated as cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income tax expense (benefit) for the three months ended Mar. 31, 2014 of ($15) million (2013 – $6 million)	(46)	19
Reclassification of losses (gains) on derivatives designated as cash flow hedges, net of income tax expense (benefit) for the three months ended Mar. 31, 2014 of $1 million (2013 – $1 million)	2	3
	(44)	22
Unrealized gains (losses) on equity securities designated as available-for-sale, net of income tax expense (benefit) for the three months ended Mar. 31, 2014 of nil (2013 – nil)	1	3
Revaluation surplus, net of incomes tax expense (benefit) for the three months ended Mar. 31, 2014 of nil (2013 – nil)	(1)	―
Other comprehensive income (loss)	(24)	(50)
Comprehensive income (loss)	$111	$260

Comprehensive income (loss) attributable to
Shareholders
Net income	$93	$275
Other comprehensive income (loss)	(8)	(27)
	85	248
Non-controlling interests
Net income	42	35
Other comprehensive income (loss)	(16)	(23)
	$26	$12

See accompanying notes to the condensed consolidated financial statements

Brookfield Office Properties	53

Condensed Consolidated Statements of Changes in Equity

Unaudited (U.S. Millions)	Common Shares	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Common Equity	Preferred Equity	Non- Controlling Interests	Total Equity
Balance at Dec. 31, 2013	$ 3,371	$ 413	$ 7,195	$ (188)	$ 10,791	$ 1,542	$ 1,485	$ 13,818
Changes in period
Net income (loss)	―	―	93	―	93	―	42	135
Other comprehensive income (loss)	―	―	―	(8)	(8)	―	(16)	(24)
Comprehensive income (loss)	―	―	93	(8)	85	―	26	111
Shareholder distributions
Common equity	―	―	(71)	―	(71)	―	―	(71)
Preferred equity	―	―	(20)	―	(20)	―	―	(20)
Non-controlling interests	―	―	―	―	―	―	(5)	(5)
Other items
Equity issuances	7	―	―	―	7	―	―	7
Dividend reinvestment	1	―	―	―	1	―	4	5
Share-based compensation	―	1	―	―	1	―	―	1
Ownership changes, net	―	―	―	―	―	―	(134)	(134)
Change in period	8	1	2	(8)	3	―	(109)	(106)
Balance at Mar. 31, 2014	$ 3,379	$ 414	$ 7,197	$ (196)	$ 10,794	$ 1,542	$ 1,376	$ 13,712

(U.S. Millions)	Common Shares	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Common Equity	Preferred Equity	Non- Controlling Interests	Total Equity
Balance at Dec. 31, 2012	$ 3,342	$ 193	$ 6,475	$ 76	$ 10,086	$ 1,345	$ 1,533	$ 12,964
Changes in period
Net income (loss)	―	―	275	―	275	―	35	310
Other comprehensive income (loss)	―	―	―	(27)	(27)	―	(23)	(50)
Comprehensive income (loss)	―	―	275	(27)	248	―	12	260
Shareholder distributions
Common equity	―	―	(71)	―	(71)	―	―	(71)
Preferred equity	―	―	(20)	―	(20)	―	―	(20)
Non-controlling interests	―	―	―	―	―	―	(6)	(6)
Other items
Equity issuances	1	―	―	―	1	―	―	1
Share-based compensation	―	2	―	―	2	―	―	2
Change in period	1	2	184	(27)	160	―	6	166
Balance at Mar. 31, 2013	$ 3,343	$ 195	$ 6,659	$ 49	$ 10,246	$ 1,345	$ 1,539	$ 13,130

See accompanying notes to the condensed consolidated financial statements

54	Q1/2014 Interim Report

Condensed Consolidated Statements of Cashflow

Unaudited	Three months ended March 31
(U.S. Millions)	Note	2014	2013
Operating activities
Net income (loss)		$135	$310
Share of undistributed net earnings from equity accounted investments		(15)	(5)
Fair value (gains) losses, net		(354)	(171)
Deferred income tax expense	14	324	49
Gain on modification of mortgage terms		―	(22)
Depreciation		5	5
Accretion of debt discount and transaction costs		11	5
Share-based compensation expense	19	2	2
Initial direct leasing costs		(15)	(12)
Settlement of interest rate hedges on commercial property debt		―	(22)
Working capital and other		(7)	(110)
		86	29
Financing activities
Commercial property debt arranged		95	725
Commercial property debt repaid		(79)	(618)
Corporate credit facilities arranged		108	318
Corporate credit facilities repaid		(60)	(92)
Capital securities – corporate redeemed		―	(201)
Distributions to co-investors in Brookfield DTLA Holdings LLC (“DTLA”)		(32)	―
Distributions to non-controlling interests		(4)	(6)
Preferred share dividends	15	(20)	(20)
Common shares issued		―	1
Common share dividends	15	(71)	(71)
		(63)	36
Investing activities
Acquisition of real estate		(50)	―
Disposition of real estate		109	117
Acquisition of investment in joint venture		(13)	―
Disposition of investment in associate		―	8
Cash acquired in business combinations		8	―
Loans receivable from affiliate arranged		―	(160)
Loans receivable from affiliate repaid		―	75
Restricted cash and deposits		(46)	9
Capital expenditures – development and redevelopment		(105)	(46)
Capital expenditures – commercial properties		(126)	(49)
		(223)	(46)
(Decrease) increase in cash resources		(200)	19
Cash and cash equivalents, beginning of period		713	362
Cash and cash equivalents, end of period		$513	$381

See accompanying notes to the condensed consolidated financial statements

Brookfield Office Properties	55

Notes to the Condensed Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE COMPANY

Brookfield Office Properties Inc. (“Brookfield Office Properties” or “the company”) is incorporated under the laws of Canada. The company owns, develops and manages premier office properties in the United States (“U.S.”), Canada, Australia and the United Kingdom (“U.K.”). The company is an indirect subsidiary of Brookfield Property Partners L.P. (“BPY”), which owns approximately 93% of the company’s voting shares. Brookfield Asset Management Inc. (“BAM”) is the company’s ultimate parent. The company’s common shares trade on the New York Stock Exchange and Toronto Stock Exchange under the symbol BPO. The registered office of the company is P.O. Box 770, Suite 330, Brookfield Place, 181 Bay Street, Toronto, Ontario, M5J 2T3 and it operates head offices in New York, Toronto, Sydney and London.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”), have been omitted or condensed.

The condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2013, except for the impact of the adoption of the accounting standards described below. The condensed consolidated financial statements have been presented in United States dollars rounded to the nearest million unless otherwise indicated.

The condensed consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2013.

(b)	Adoption of Accounting Standards

The company adopted IFRIC 21, “Levies” (“IFRIC 21”) effective January 1, 2014. IFRIC 21 addresses when an entity should recognize a liability to pay a government levy other than income taxes. IFRIC 21 is an interpretation of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of this guidance did not have an impact on the company’s condensed consolidated financial statements.

(c)	Estimates

The preparation of condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the company’s consolidated financial statements for the year ended December 31, 2013.

NOTE 3: INVESTMENT PROPERTIES

	Three months ended		Year ended
	Mar. 31, 2014		Dec. 31, 2013
	Commercial	Commercial	Commercial	Commercial
(Millions)	properties	developments	properties	developments
Balance, beginning of period	$25,152	$1,673	$22,442	$1,138
Additions
Property acquisitions and investments	653	—	2,858	136
Capital expenditures	116	107	346	348
Initial direct leasing costs	9	—	68	5
Dispositions and reclassification to assets held for sale	(473)	—	(343)	(67)
Fair value gains (losses)	343	15	430	122
Foreign currency translation	(68)	(12)	(791)	(13)
Other changes	67	55	142	4
Balance, end of period	$25,799	$1,838	$25,152	$1,673

During the current period, the company acquired an additional 23.6% interest in Five Manhattan West in Midtown New York for $50 million in cash consideration and the settlement of a $7 million loan receivable bringing its ownership in the commercial property to 98.6%. The acquisition represents a business combination accounted for in accordance with IFRS 3(R), “Business Combinations” (“IFRS 3(R)”). At the date the company acquired control, $653 million was assigned to commercial properties, $462 million was assigned to commercial property debt and $51 million was assigned to working capital of the entity that holds this investment property. Prior to the acquisition date, Five Manhattan West was accounted for within investments in joint ventures under the equity method of accounting with a carrying value of $191 million.

56	Q1/2014 Interim Report

In the period from the acquisition date to March 31, 2014, the company recorded commercial property revenue and net income attributable to shareholders excluding fair value gains (losses), net in connection with this property of $9 million and $1 million, respectively. If the acquisition had been as of January 1, 2014, the commercial property revenue and net income attributable to shareholders excluding fair value gains (losses), net of the combined entity would have been $594 million and $94 million, respectively, for the three months ended March 31, 2014. In connection with these acquisitions, the company recognized acquisition related costs of nil through administrative expense.

During the first quarter of 2014, the company sold a 41% interest in Heritage Plaza in Houston for approximately $118 million including a fee of $9 million. Prior to the disposition Heritage Plaza was consolidated with a 49% non-controlling interest. The remaining 10% interest is accounted for as an equity security designated as available-for-sale (“AFS”) within other non-current financial assets.

The company determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Commercial developments under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, the company measures its commercial properties and commercial developments using valuations prepared by management. The company does not measure its investment properties based on valuations prepared by external valuation professionals.

The key valuation metrics for commercial properties are as follows:

	Mar. 31, 2014			Dec. 31, 2013
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Consolidated Properties
United States
Discount rate	10.00%	6.25%	7.42%	10.00%	6.25%	7.44%
Terminal cap rate	8.75%	4.99%	6.18%	8.75%	5.03%	6.23%
Investment horizon (years)	20	5	11	20	4	11
Canada
Discount rate	8.00%	6.00%	6.43%	8.00%	6.00%	6.43%
Terminal cap rate	7.00%	5.25%	5.66%	7.00%	5.25%	5.66%
Investment horizon (years)	12	10	11	13	10	11
Australia
Discount rate	9.00%	8.00%	8.27%	9.00%	8.00%	8.27%
Terminal cap rate	9.00%	7.00%	7.08%	9.00%	7.00%	7.08%
Investment horizon (years)	10	10	10	10	10	10
United Kingdom
Discount rate	7.00%	7.00%	7.00%	7.00%	7.00%	7.00%
Terminal cap rate	5.50%	5.25%	5.37%	5.50%	5.25%	5.37%
Investment horizon (years)	11	10	11	10	10	10

	Mar. 31, 2014			Dec. 31, 2013
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Equity Accounted Investments
United States
Discount rate	8.00%	6.00%	6.05%	8.00%	6.00%	6.44%
Terminal cap rate	7.25%	5.50%	5.54%	7.25%	5.50%	5.69%
Investment horizon (years)	11	8	9	11	9	9
Australia
Discount rate	9.00%	8.15%	8.54%	9.00%	8.15%	8.53%
Terminal cap rate	8.50%	7.00%	7.25%	8.50%	7.00%	7.22%
Investment horizon (years)	10	10	10	10	10	10

Fair values are most sensitive to changes in discount rates and timing or variability of cashflows. A 25 basis point decrease in the discount and terminal capitalization rates will impact the fair value of commercial properties by $538 million and $761 million or 2.1% and 3.0%, respectively at March 31, 2014.

During the three months ended March 31, 2014, the company capitalized a total of $107 million (2013 – $41 million) of costs related to commercial developments. Included in this amount is $89 million (2013 – $31 million) of construction and related costs and $18 million (2013 – $10 million) of capitalized borrowing costs. The weighted average capitalization rate used for capitalization of borrowing costs to commercial developments is 4.65% (December 31, 2013 – 5.01%). Included in construction and related costs for the three months ended March 31, 2014, is $35 million (2013 – $12 million) paid to a subsidiary of BAM pursuant to contracts to construct investment properties.

Brookfield Office Properties	57

NOTE 4: INVESTMENTS IN JOINT VENTURES

During the first quarter of 2014, the company acquired an additional 23.6% interest in Five Manhattan West in Midtown New York for $50 million in cash consideration bringing its ownership in the commercial development to 98.6%. As a result, the company has consolidated its interest in the property.

Summarized financial information of the company’s investments in joint ventures is set out below:

(Millions)	Mar. 31, 2014	Dec. 31, 2013
Non-current assets
Commercial properties	$4,384	$5,035
Commercial developments	195	129
Other non-current assets	83	79
Current assets	78	111
Total assets	4,740	5,354
Non-current liabilities
Commercial property debt	829	829
Other non-current financial liabilities	48	―
Current liabilities	393	875
Total liabilities	1,270	1,704
Net assets	$3,470	$3,650
Company’s share of net assets	$1,746	$1,902

	Three months ended March 31
(Millions)	2014	2013
Revenue	$79	$92
Expense	(40)	(50)
Fair value gains (losses)	(5)	(21)
Net earnings	$34	$21
Company’s share of net earnings	$18	$19

NOTE 5: INVESTMENTS IN ASSOCIATES

Summarized financial information in respect of the company’s investments in associates is set out below:

(Millions)	Mar. 31, 2014	Dec. 31, 2013
Total assets	$1,073	$1,040
Total liabilities	597	577
Net assets	$476	$463
Company’s share of net assets	$162	$157

	Three months ended March 31
(Millions)	2014	2013
Revenue	$17	$169
Expense	(11)	(164)
Net earnings	$6	$5
Company’s share of net earnings	$3	$2

NOTE 6: PARTICIPATING LOAN INTERESTS

Participating loan interests represents interests in certain properties in Australia that do not provide the company with control over the entity that owns the underlying property and are accounted for as loans and receivables. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 26, 2020, subject to the company’s prior right to convert them into direct ownership interests in the underlying commercial properties, and a contractual interest rate that varies with the results of operations of those properties.

During the first quarter of 2014 the company sold its 25% participating interest in NAB House in Sydney for A$116 million.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Mar. 31, 2014	Dec. 31, 2013
Darling Park Complex, Sydney	30%	$167	$161
IAG House, Sydney	50%	113	110
NAB House, Sydney	―	—	105
Bourke Place Trust, Melbourne	43%	186	174
Total participating loan interests		$466	$550

58	Q1/2014 Interim Report

Included in the balance of participating loan interests is an embedded derivative representing the company’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains (losses), net. The carrying value of the embedded derivative at March 31, 2014 was $53 million (December 31, 2013 – $56 million). For the three months ended March 31, 2014, the company recognized interest income of $9 million (2013 – $9 million) on the participating loan interests and fair value (losses) gains on the associated embedded derivative of ($4) million (2013 – $9 million).

Summarized financial information in respect of the properties underlying the company’s investment in participating loan interests is set out below:

(Millions)	Mar. 31, 2014	Dec. 31, 2013
Non-current assets	$1,940	$2,282
Current assets	43	53
Total assets	1,983	2,335
Non-current liabilities	786	166
Current liabilities	42	660
Total liabilities	828	826
Net assets	$1,155	$1,509

	Three months ended March 31
(Millions)	2014	2013
Revenue	$41	$54
Expense	(20)	(29)
Fair value gains (losses)	(3)	23
Net earnings	$18	$48

NOTE 7: OTHER NON-CURRENT FINANCIAL ASSETS

The components of other non-current financial assets are as follows:

(Millions)	Mar. 31, 2014	Dec. 31, 2013
Equity securities designated as AFS	$132	$105
Other loans receivable	92	89
Other financial assets	13	26
Total other non-current financial assets	$237	$220

Equity securities designated as AFS includes $26 million (December 31, 2013 – nil) which represents the company’s 10% common equity interest in Heritage Plaza in Houston which resulted from the disposition of a 41% interest, net of a 49% non-controlling interest, in the property during the current period.

NOTE 8: RECEIVABLES AND OTHER ASSETS

The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2014	Dec. 31, 2013
Accounts receivable	$411	$235
Prepaid expenses and other assets	129	147
Total receivables and other assets	$540	$382

NOTE 9: COMMERCIAL PROPERTY DEBT

	Mar. 31, 2014		Dec. 31, 2013
(Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured Corporate Debt
Corporate revolving facility	2.45%	$373	3.45%	$336
Senior unsecured notes	4.17%	315	4.17%	327
Australian property loans(1)	4.67%	175	4.66%	168
Secured Commercial Property Debt
Fixed rate property debt	5.10%	8,465	5.10%	8,779
Variable rate property debt	3.55%	4,754	3.36%	4,175
Total	4.48%	$14,082	4.50%	$13,785

Current		$2,432		$2,130
Non-current		11,650		11,655
Total		$14,082		$13,785

(1)	Property level debt payable to a subsidiary of BAM

Brookfield Office Properties	59

Commercial property debt includes foreign currency denominated debt payable in the functional currencies of the borrowing subsidiaries. Commercial property debt by currency is as follows:

	Mar. 31, 2014			Dec. 31, 2013
(Millions)	U.S. Dollars	Local Currency		U.S. Dollars	Local Currency
U.S. dollars	$9,273		$9,273	$8,938		$8,938
Canadian dollars	2,678	C$	2,959	2,776	C$	2,949
Australian dollars	1,566	A$	1,690	1,507	A$	1,689
British pounds	565		£339	564		£341
Total	$14,082			$13,785

NOTE 10: CAPITAL SECURITIES – CORPORATE

The company has the following capital securities – corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2014		Dec. 31, 2013
Class AAA Series E(1)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		181		188
Class AAA Series J	8,000,000	5.00%		181		188
Class AAA Series K	6,000,000	5.20%		136		142
Total capital securities – corporate				$608		$628

Current				$181		$188
Non-current				427		440
Total capital securities – corporate				$608		$628
(1)	Class AAA, Series E capital securities are owned by BPY, the company’s parent. The company has an offsetting loan receivable against these securities earning interest at 108% of bank prime

Capital securities – corporate includes $498 million (December 31, 2013 – $518 million) repayable in Canadian dollars of C$550 million (December 31, 2013 – C$550 million).

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last business day of March, June, September and December. On April 24, 2014 the Board of Directors of the company declared quarterly dividends payable for the Class AAA Series G, H, J and K preferred shares.

NOTE 11: CAPITAL SECURITIES – FUND SUBSIDIARIES

The company has $514 million of capital securities – fund subsidiaries outstanding at March 31, 2014 (December 31, 2013 – $491 million). Capital securities – fund subsidiaries represent the equity interests in DTLA held by the company’s co-investors in the fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on October 15, 2023, and on every fifth anniversary thereafter, the holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests. Capital securities – fund subsidiaries are measured at redemption amount. Earnings attributable to the equity interests presented as capital securities – fund subsidiaries, including changes in the redemption amount, are recognized as interest expense in the statement of income.

NOTE 12: OTHER NON-CURRENT FINANCIAL LIABILITIES

The components of other non-current financial liabilities are as follows:

(Millions)	Mar. 31, 2014	Dec. 31, 2013
Loan payable	$92	$92
Other financial liabilities	143	61
Total other non-current financial liabilities	$235	$153

Included in other non-current financial liabilities is a loan payable of $92 million (December 31, 2013 – $92 million) maturing in 2019, bearing interest at 7% and secured by the company’s preferred equity interest in 1625 Eye Street in Washington, D.C.

Other financial liabilities also includes derivative liabilities with a carrying amount of $49 million (December 31, 2013 – $32 million) and obligations under ground leases accounted for as finance leases in the United Kingdom of $94 million (December 31, 2013 – $29 million).

NOTE 13: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities was $1,065 million at March 31, 2014 (December 31, 2013 – $1,046 million). Current tax liabilities included in accounts payable amount to $71 million (December 31, 2013 – $78 million).

Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $96 million (December 31, 2013 – $56 million). Refer to Note 21, Financial Instruments.

60	Q1/2014 Interim Report

NOTE 14: INCOME TAXES

At March 31, 2014, the company had a net deferred tax liability of $1,273 million (December 31, 2013 – $970 million).

The movements of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2013	Recognized in						Mar. 31, 2014
		Income	Equity		OCI	Reclassified
Deferred tax assets related to non-capital losses and capital losses	$214	$(15)	$	―	$(7)		$(4)	$188
Deferred tax liabilities related to differences in tax and book basis, net	(1,184)	(309)		―	28		4	(1,461)
Net deferred tax liabilities	$(970)	$(324)	$	―	$21	$	―	$(1,273)

The company and its Canadian subsidiaries have deferred tax assets of $79 million (December 31, 2013 – $96 million) related to non-capital losses that expire over the next 20 years, and $94 million (December 31, 2013 – $100 million) related to capital losses that have no expiry. The company’s U.S. subsidiaries have deferred tax assets of $15 million (December 31, 2013 – $18 million) related to net operating losses that expire over the next 20 years.

The major components of income tax expense include the following:

	Three months ended March 31
(Millions)	2014	2013
Current tax expense	$14	$14
Deferred tax expense	324	49
Total income taxes	$338	$63

	Three months ended March 31
(Millions)	2014	2013
Income tax expense at the Canadian federal and provincial income tax rate of 26.5% (2013 – 26.5%)	$125	$99
Increase (decrease) in income tax expense due to
Non-deductible preferred share dividends and other expenses	2	3
Lower income tax rates in other jurisdictions	(53)	(30)
Foreign exchange gains and losses	―	(1)
Non-controlling interests in income of flow-through entities	(11)	(9)
Reserves taken on tax positions	1	―
Changes in tax rates	273	―
Other	1	1
Total income taxes	$338	$63

The applicable tax rate is the aggregate of the Canadian Federal income tax rate of 15.0% (2013 – 15.0%) and the Provincial income tax rate of 11.5% (2013 – 11.5%).

NOTE 15: EQUITY

(a)	Common Shares

The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Three months ended	Year ended
	Mar. 31, 2014	Dec. 31, 2013
Common shares issued and outstanding, beginning of period	506,701,648	504,720,629
Shares issued on exercise of options	638,368	1,824,291
Dividend reinvestment	33,249	135,922
Other(1)	3,201	20,806
Common shares issued and outstanding, end of period	507,376,466	506,701,648
(1)	At March 31, 2014 and December 31, 2013, other consists of shares sold to cover income taxes less dividends received net of shares repurchased in connection with the company’s restricted stock plan

Total common share dividends for the three months ended March 31, 2014, were $71 million or $0.14 per share. On April 24, 2014, the Board of Directors of the company declared common share dividends of $0.14 per share to be paid in the second quarter of 2014.

Brookfield Office Properties	61

(b)	Accumulated Other Comprehensive Income (Loss)

At March 31, 2014 and December 31, 2013, accumulated other comprehensive income (loss) consists of the following amounts:

(Millions)	Mar. 31, 2014	Dec. 31, 2013
Foreign currency translation gains (losses) on investments in subsidiaries, net of related hedging activities, net of income tax expense (benefit) of ($29) million (December 31, 2013 – ($28) million), net of non-controlling interest	$(56)	$(93)
Gains (losses) on derivatives designated as cash flow hedges, net of income tax expense (benefit) of ($48) million (December 31, 2013 – ($33) million)(1)	(146)	(101)
Unrealized gains (losses) on equity securities designated as AFS, net of income tax expense (benefit) of nil (December 31, 2013 – nil)	(1)	(2)
Net change in revaluation surplus, net of income tax expense (benefit) of nil (December 31, 2013 – nil)	7	8
Accumulated other comprehensive income (loss)(2)	$(196)	$(188)
(1)	Includes losses of $14 million at March 31, 2014 (December 31, 2013 - $14 million) which will be reclassified to interest expense over the next 12 months
(2)	Each component of the company’s accumulated other comprehensive income may be reclassified to profit (or loss) in the future

(c)	Earnings per Share

Net income (loss) attributable to common shareholders and weighted average common shares outstanding used in determining net income per share are calculated as follows:

	Three months ended March 31
(Millions)	2014	2013
Net income (loss)	$135	$310
Non-controlling interests	(42)	(35)
Preferred share dividends	(20)	(20)
Net income (loss) attributable to common shareholders – basic	73	255
Dilutive effect of conversion of capital securities – corporate(1)	―	10
Net income (loss) attributable to common shareholders – diluted	$73	$265

Weighted average shares outstanding – basic	506.9	504.8
Unexercised dilutive options and restricted stock	4.7	4.1
Conversion of capital securities – corporate(1)	―	42.0
Weighted average shares outstanding – diluted(2)	511.6	550.9
(1)	For the three months ended March 31, 2014 and at March 31, 2014 the conversion of capital securities – corporate has been excluded from calculating net income (loss) per share attributable to common shareholders – diluted and weighted average shares outstanding – diluted as their inclusion would be anti-dilutive
(2)	The calculation of weighted average shares outstanding – diluted at March 31, 2014, excludes options for 15 million shares as their inclusion would be anti-dilutive (December 31, 2013 – 16 million)

(d)	Preferred Equity

The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2014	Dec. 31, 2013
Class A redeemable voting	14,201,980	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	247
Class AAA Series T	10,000,000	4.60%	250	250
Class AAA Series V	1,805,489	70% of bank prime	25	25
Class AAA Series W	3,816,527	70% of bank prime	55	55
Class AAA Series X	300	30-day BA + 0.4%	66	66
Class AAA Series Y	2,847,711	70% of bank prime	42	42
Class AAA Series Z	800,000	30-day BA + 0.4%	9	9
Total preferred equity			$1,542	$1,542

For the three months ended March 31, 2014, the company paid preferred dividends of $20 million (2013 – $20 million). Cumulative preferred dividends are payable, as and when declared by the Board of Directors, on the last business day of March, June, September and December, the 14th day of February, May, August and November or the Thursday following the third Wednesday of every month depending on the series of preferred shares. On April 24, 2014, the Board of Directors of the company declared dividends payable for the Class A, Class AA Series E and Class AAA Series L, N, P, R, T, V, W, X, Y and Z preferred shares.

62	Q1/2014 Interim Report

(e)	Non-Controlling Interests

Non-controlling interests consist of the following:

(Millions)	Mar. 31, 2014	Dec. 31, 2013
Preferred equity – subsidiaries	$248	$243
Other non-controlling interests	1,128	1,242
Total non-controlling interests	$1,376	$1,485

Preferred Equity – Subsidiaries

Subsidiaries’ preferred shares outstanding totaled $248 million at March 31, 2014 (December 31, 2013 – $243 million) as follows:

(Millions, except share information)	Shares Outstanding	Preferred Shares Series	Cumulative Dividend Rate	Mar. 31, 2014	Dec. 31, 2013
Brookfield DTLA Fund Office Trust Investor Inc. (“DTLA Investor”)	9,357,469	Series A	7.63%	$248	$243

Other non-controlling interests

Other non-controlling interests include the amounts of common equity related to non-controlling shareholders’ interests in the company’s subsidiaries. The balances are as follows:

(Millions)	Others’ Equity Ownership	Mar. 31, 2014	Dec. 31, 2013
Units of Brookfield Canada Office Properties(1)	16.7%	$472	$488
Limited partnership units of Brookfield Financial Properties L.P.	0.6%	41	40
Units of Brookfield Prime Property Fund(2)	19.5%	51	48
Partnership units of The 100 Bishopsgate Partnership(3)	12.5%	1	1
Members interest in Brookfield Heritage Partners LLC(4)	―	―	133
Interest in 1801 California Street	49.0%(5)	75	63
Members interest in BOP Met Park LLC	50.0%(5)	60	52
U.S. Office Fund	15.7%	428	417
Total other non-controlling interests		$1,128	$1,242
(1)	Canadian dollar denominated
(2)	Australian dollar denominated
(3)	British pound denominated
(4)	During the first quarter of 2014 the company sold the 49% non-controlling interest in the entity that owns Heritage Plaza in Houston
(5)	The company controls 100% of 1801 California Street and BOP Met Park LLC as the managing member based on the control provided in the venture agreements

NOTE 16: REVENUE AND Expenses

(a)	Commercial property revenue

The following represents an analysis of the nature of the revenue included in commercial property revenue:

	Three months ended March 31
(Millions)	2014	2013
Rental revenue	$575	$550
Recurring fee income	7	15
Lease termination, fee and other income	―	1
Total commercial property revenue	$582	$566

(b)	Expenses

The following represents an analysis of the nature of the expenses included in direct commercial property expense, interest expense, and administrative expense:

	Three months ended March 31
(Millions)	2014	2013
Interest expense	$225	$166
Property maintenance	132	103
Real estate taxes	87	84
Employee benefits	40	44
Ground rents	8	7
Depreciation and amortization	5	5
Other	16	16
Total expenses	$513	$425

Brookfield Office Properties	63

(c)	Interest and other income

The components of interest and other income are as follows:

	Three months ended March 31
(Millions)	2014	2013
Interest income on loans receivable from BAM	$1	$2
Interest income on participating loan interests with subsidiaries of BAM	9	9
Other interest income	6	3
Other income	13	26
Total interest and other income	$29	$40

NOTE 17: FAIR VALUE GAINS (LOSSES), NET

The components of fair value gains (losses), net are as follows:

	Three months ended March 31
(Millions)	2014	2013
Investment properties
Commercial properties	$343	$162
Commercial developments	15	―
	358	162
Financial instruments
Participating loan interests	(4)	9
Total fair value gains (losses), net	$354	$171

NOTE 18: SHARE OF NET EARNINGS FROM EQUITY ACCOUNTED INVESTMENTS

The components of share of net earnings of equity accounted investments are as follows:

	Three months ended March 31
(Millions)	2014	2013
Joint ventures	$18	$19
Associates	3	2
Total share of net earnings from equity accounted investments	$21	$21

NOTE 19: SHARE-BASED COMPENSATION

Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. During the three months ended March 31, 2014, the company granted no stock options (2013 – 2,540,100) under the Share Option Plan.

At March 31, 2014, the company had 1,441,971 deferred share units outstanding and vested (December 31, 2013 – 1,426,460).

During the three months ended March 31, 2014, no shares were granted under the restricted stock plan (2013 – 29,922).

During the three months ended March 31, 2014, no shares were granted under the management global share option plan (2013 – 99,500).

Employee compensation expense related to the share option, deferred share unit, restricted stock and management global share option plans for the three months ended March 31, 2014 was $2 million (2013 – $2 million).

NOTE 20: GUARANTEES, CONTINGENCIES AND OTHER

In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

(a)	Guarantees, Commitments and Contingencies

The company and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $58 million (A$63 million), is being pursued against one of the company’s subsidiaries related to security on a defaulted loan. Management has determined that the most probable cash outflow related to the litigation being pursued against the company is $25 million (A$27 million), which has been fully provided for in the company’s financial statements. The company anticipates this specific litigation will be settled in 2014.

The company, through its 50% interest in London Wall Place LP, has a £125 million commitment in respect of obligations under an agreement for underlease relating to 1 London Wall Place at March 31, 2014.

At March 31, 2014, the company has commitments totaling approximately C$200 million for the development of Bay Adelaide East in Toronto and Brookfield Place East Tower in Calgary and approximately A$250 million for the development of Brookfield Place Perth Tower 2.

The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

64	Q1/2014 Interim Report

The company does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in its condensed consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its condensed consolidated financial statements.

NOTE 21: FINANCIAL INSTRUMENTS

(a)	Derivatives and hedging activities

Interest rate hedging

The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding at March 31, 2014 and December 31, 2013:

(Millions)	Hedging Item	Notional	Rates	Maturity Dates	Fair Value
Mar. 31, 2014	Interest rate caps of US$ LIBOR debt	$1,726	3.0% to 5.8%	Sep 2014 to Oct 2018	$1
	Interest rate swaps of US$ LIBOR debt	$784	0.6% to 2.2%	May 2014 to Nov 2020	($3)
	Interest rate swaps of £ LIBOR debt	£134	1.1%	Sep 2017	£2
	Interest rate swaps of A$ BBSW/BBSY debt	A$670	3.5% to 5.9%	Jan 2016 to Jul 2017	(A$36)
	Interest rate swaps on forecasted fixed rate debt	$1,755	2.3% to 4.7%	Jun 2024 to Jun 2026	($94)
	Interest rate swaps on forecasted fixed rate debt	C$50	2.8%	Dec 2024	C$1
Dec. 31, 2013	Interest rate caps of US$ LIBOR debt	$2,005	3.0% to 5.8%	Jan 2014 to Oct 2018	$2
	Interest rate swaps of US$ LIBOR debt	$784	0.6% to 2.2%	May 2014 to Nov 2020	($1)
	Interest rate swaps of £ LIBOR debt	£134	1.1%	Sep 2017	£2
	Interest rate swaps of A$ BBSW/BBSY debt	A$1,050	3.5% to 5.9%	Jan 2014 to Jul 2017	(A$41)
	Interest rate swaps on forecasted fixed rate debt	$1,505	2.3% to 4.7%	Jun 2024 to Jun 2026	($32)
	Interest rate swaps on forecasted fixed rate debt	C$50	2.8%	Dec 2024	C$3

For the three months ended March 31, 2014 and 2013, the amount of hedge ineffectiveness recorded in earnings in connection with the company’s interest rate hedging activities was not significant.

Foreign currency hedging

The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding at March 31, 2014 and December 31, 2013:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Mar. 31, 2014	Foreign currency forward	Australian dollars	A$50	A$1.12/US$	(A$1)	Aug 2014	A$ denominated net investment
	Foreign currency forward	Australian dollars	A$44	A$1.14/US$	(A$2)	Dec 2014	A$ denominated net investment
Dec. 31, 2013	Foreign currency forward	Australian dollars	A$35	A$1.07/US$	A$2	Mar 2014	A$ denominated net investment
	Foreign currency forward	Australian dollars	A$50	A$1.12/US$	A$1	Aug 2014	A$ denominated net investment

In addition, at March 31, 2014, the company had designated C$900 million (December 31, 2013 – C$900 million) of its Canadian dollar financial liabilities as hedges of the net investment in its Canadian operations.

For the three months ended March 31, 2014 and 2013, the amount of hedge ineffectiveness recorded in earnings in connection with the company’s foreign currency hedging activities was not significant.

Other derivatives

The following table provides details of other derivatives outstanding as at March 31, 2014 and December 31, 2013:

(Millions)	Derivative Type	Fair Value	Fair Value (Gain)/Loss	Classification of Gain/Loss
Mar. 31, 2014	Total return swap(1)	$1	($1)	Administrative expense
Dec. 31, 2013	Total return swap(1)	$1	($5)	Administrative expense
(1)	Relates to the total return swap on the company’s shares in connection with its Deferred Share Unit Plans

(b)	Fair value of financial instruments

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

Brookfield Office Properties	65

The carrying value and fair values of the company’s financial instruments are summarized in the following table:

	Mar. 31, 2014						Dec. 31, 2013
			Loans & Receivables
	FVTPL	AFS	Other Financial Liabilities		Total		Total
	Fair	Fair	Fair	Amortized	Carrying	Fair	Carrying	Fair
(Millions) Measurement Basis	Value	Value	Value	Cost	Value	Value	Value	Value
Financial assets
Participating loan interests	$ 53	$ ―	$ 413	$ 413	$ 466	$ 466	$ 550	$ 550
Non-current financial assets
Equity securities designated as AFS	―	132	―	―	132	132	105	105
Other loans receivable	―	―	92	92	92	92	89	89
Other non-current financial assets	13	―	―	―	13	13	26	26
Receivables and other assets
Accounts receivable	7	―	404	404	411	411	235	235
Restricted cash and deposits	―	―	188	188	188	188	142	142
Cash and equivalents	―	―	513	513	513	513	713	713
	$ 73	$ 132	$ 1,610	$ 1,610	$ 1,815	$ 1,815	$ 1,860	$ 1,860
Financial liabilities
Commercial property debt	$ ―	$ ―	$ 14,523	$ 14,082	$ 14,082	$ 14,523	$ 13,785	$ 14,148
Capital securities – corporate	―	―	619	608	608	619	628	639
Capital securities – fund subsidiaries	―	―	514	514	514	514	491	491
Other non-current financial liabilities
Loan payable	―	―	92	92	92	92	92	92
Other financial liabilities	49	―	94	94	143	143	61	61
Accounts payable and accrued liabilities	96		783	783	879	879	853	853
	$ 145	$ ―	$ 16,625	$ 16,173	$ 16,318	$ 16,770	$ 15,910	$ 16,284

(c)	Fair value hierarchy

The company values assets and liabilities carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the company maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines financial assets and liabilities measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above.

	Mar. 31, 2014			Dec. 31, 2013
(Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Participating loan interests – embedded derivative	$—	$—	$53	$—	$—	$56
Equity securities designated as AFS	—	—	132	—	—	105
Derivative assets	—	20	—	—	26	—
Liabilities			—
Derivative liabilities	—	145	—	—	88	—

There were no transfers between levels during the three months ended March 31, 2014 or year ended December 31, 2013. A reconciliation of fair value measurements of financial instruments in Level 3 is set out below:

	Three months ended		Year ended
	Mar. 31, 2014		Dec. 31, 2013
(Millions)	Assets	Liabilities	Assets	Liabilities
Balance, beginning of period	$161	$—	$153	$54
Acquisitions (dispositions)	26	—	—	(54)
Fair value gains (losses)	(2)	—	8	—
Balance, end of period	$185	$—	$161	$—

66	Q1/2014 Interim Report

NOTE 22: RELATED PARTIES

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at exchange value. The following table summarizes transactions and balances with BAM and its subsidiaries:

	Three months ended March 31
(Millions)	2014	2013
Transactions with related parties
Commercial property revenue(1)	$3	$1
Interest and other income	10	11
Interest expense on commercial property debt	2	4
Management fees paid	4	―
Administrative expense(2)	13	12
	Mar. 31, 2014	Dec. 31, 2013
Balances outstanding to (from) related parties
Participating loan interests	$466	$550
Other non-current financial assets	92	89
Receivables and other assets	170	48
Commercial property debt	(175)	(168)
(1)	Amounts received from BAM and its subsidiaries for the rental of office premises
(2)	Amounts paid to BAM and its subsidiaries for administrative services

At March 31, 2014, the company has a receivable from BAM for the proceeds from the disposition of NAB House in Sydney in an amount of $107 million included in receivables and other assets.

Refer to Note 3, Investment Properties, for construction and related costs paid to a subsidiary of BAM pursuant to contracts to construct investment properties.

NOTE 23: OTHER INFORMATION

(a)    Supplemental cashflow information

	Three months ended March 31
(Millions)	2014	2013
Acquisitions of real estate	$653	$—
Mortgages and other balances assumed on acquisition	(412)	—
Previously recognized investment in joint venture	(191)	—
Net acquisitions of real estate	$50	$—

Dispositions of real estate	$319	$117
Mortgages and other balances assumed by purchasers	(210)	—
Net dispositions of real estate	$109	$117

	Three months ended March 31
(Millions)	2014	2013
Cash taxes paid	$20	$17
Cash interest paid (excluding dividends on capital securities)	166	138

(b)    For the three months ended March 31, 2014, interest expense included $11 million (2013 – $5 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities which has been recognized in interest expense using the effective interest method.

NOTE 24: SUBSEQUENT EVENTS

On April 1, 2014, BPY announced it now owns, directly or indirectly, 469,393,505 common shares of the company representing 89.0% of the issued and outstanding common shares on a fully-diluted basis after taking up 220,030,994 common shares pursuant to their exchange offer. BPY will now be pursuing a second stage transaction to acquire the remaining common shares, which will proceed by way of a plan of arrangement under Canadian corporate law.

On April 30, 2014, the company sold 50% of its interest in Republic Plaza in Denver, through a 50/50 joint venture partnership, in a transaction valuing the property at $480 million. Net proceeds to the company are approximately $98 million. The company will retain management and leasing responsibilities at the property.

Brookfield Office Properties	67

NOTE 25: SEGMENTED INFORMATION

The company operates four reportable segments, the United States, Canada, Australia and the United Kingdom, in the commercial property business. The commercial markets in which the company operates are primarily New York, Washington, D.C., Los Angeles, Houston, Boston, Denver, Seattle and San Francisco in the United States; Toronto, Calgary, Ottawa and Vancouver in Canada; Sydney, Melbourne and Perth in Australia; and London in the United Kingdom.

Information regarding the results of each reportable segment is included below. Performance is measured based upon funds from operations, the measure used by management in assessing segment profit or loss. While funds from operations is a non-IFRS measure on a total basis, it is an IFRS measure on a segment basis because it is the measure of segment profit and loss. The company’s definition of funds from operations includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of funds from operations such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, the company also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust.

United States			Canada		Australia		United Kingdom		Total
(Millions)	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,
Three months ended	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Commercial property revenue	$372	$343	$119	$139	$69	$78	$22	$6	$582	$566
Direct commercial property expense	(179)	(138)	(49)	(57)	(17)	(18)	(7)	(4)	(252)	(217)
Interest and other income	20	30	1	1	9	9	(1)	―	29	40
Interest expense(1)	(118)	(99)	(31)	(36)	(23)	(30)	(3)	(1)	(175)	(166)
Administrative expense(2)	(24)	(22)	(9)	(16)	(2)	(4)	(1)	―	(36)	(42)
Other	(1)	(2)	―	(1)	1	1	―	(1)	―	(3)
Funds from operations of equity accounted investments	14	15	3	2	6	6	2	1	25	24
Non-controlling interests	(11)	(6)	(6)	(6)	―	(1)	―	―	(17)	(13)
Funds from operations	73	121	28	26	43	41	12	1	156	189
Fair value gains (losses), net	342	100	3	10	(5)	61	14	―	354	171
Fair value gains (losses), net of equity accounted investments	(4)	(9)	―	―	―	6	―	―	(4)	(3)
Other	3	3	―	1	(1)	―	(4)	(4)	(2)	―
Income taxes	(312)	(17)	(12)	(13)	(8)	(30)	(4)	―	(336)	(60)
Interest expense – capital securities – fund subsidiaries	(50)	―	―	―	―	―	―	―	(50)
Non-controlling interests	11	6	6	6	―	1	―	―	17	13
Net income (loss)	63	204	25	30	29	79	18	(3)	135	310
Net income (loss) attributable to non-controlling interests	36	21	6	10	―	4	―	―	42	35
Net income (loss) attributable to shareholders	$27	$183	$19	$20	$29	$75	$18	$(3)	$93	$275

(1)	Includes allocation of interest expense on corporate debt and capital securities – corporate of $7 million to United States and $12 million to Canada for three months ended March 31, 2014 (2013 - $5 million to United States and $14 million to Canada)
(2)	Includes allocation of corporate level administrative expenses of $4 million to United States and $1 million to Canada for the three months ended March 31, 2014 (2013 - $5 million to United States and $3 million to Canada)

	United States		Canada		Australia		United Kingdom		Total
	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,
(Millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Total assets	$20,102	$19,602	$5,385	$5,599	$4,235	$4,043	$1,767	$1,647	$31,489	$30,891
Total liabilities	$11,220	$10,559	$3,784	$3,929	$1,974	$1,870	$799	$715	$17,777	$17,073

68	Q1/2014 Interim Report

NOTE 26: APPROVAL OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated financial statements were approved by the board of directors and authorized for issue on April 24, 2014.

Brookfield Office Properties	69

Shareholder Information

STOCK EXCHANGE LISTINGS

	Outstanding at March 31, 2014	Symbol	Stock Exchange
Common Shares	507,376,466	BPO	New York/Toronto
Class A Preferred Shares
Series A	4,612,495	Not listed	―
Series B	9,589,485	Not listed	―
Class AA Preferred Shares
Series E	2,000,000	Not listed	―
Class AAA Preferred Shares
Series E	8,000,000	Not listed	―
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto
Series L	11,500,000	BPO.PR.L	Toronto
Series N	11,000,000	BPO.PR.N	Toronto
Series P	12,000,000	BPO.PR.P	Toronto
Series R	10,000,000	BPO.PR.R	Toronto
Series T	10,000,000	BPO.PR.T	Toronto
Series V	1,805,489	BPO.PR.X	Toronto
Series W	3,816,527	BPO.PR.W	Toronto
Series X	300	Not listed	―
Series Y	2,847,711	BPO.PR.Y	Toronto
Series Z	800,000	Not listed	―

FIVE-YEAR COMMON SHARE DIVIDEND HISTORY

(US Dollars)	2010	2011	2012	2013	2014
March 31	$ 0.14	$ 0.14	$ 0.14	$ 0.14	$ 0.14
June 30	0.14	0.14	0.14	0.14	0.14
September 30	0.14	0.14	0.14	0.14
December 31	0.14	0.14	0.14	0.14

70	Q1/2014 Interim Report

Corporate Information

CORPORATE PROFILE

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 113 properties totaling 88 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park Complex in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO.

BROOKFIELD office PROPERTIES

Brookfield Place	Brookfield Place
250 Vesey Street	181 Bay Street
New York, New York 10281	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7214	Fax: (416) 369-2301
www.brookfieldofficeproperties.com

SHAREHOLDER INQUIRIES

Brookfield Office Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matt Cherry, Vice President, Investor Relations and Communications at (212) 417-7488 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results can be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at bryan.davis@brookfield.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent, CST Trust Company, as listed below.

CST TRUST COMPANY

By mail:	P.O. Box 700
Station B
Montreal, Quebec, H3B 3K3

By courier:	2001 University Street
Suite 1600
Montreal, Quebec, H3A 2A6

Tel:	(416) 682-3860; (800) 387-0825
Fax:	(888) 249-6189
E-mail:	inquiries@canstockta.com
Web site:	www.canstockta.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports and periodic press releases.

Brookfield Office Properties maintains a website, brookfieldofficeproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.

Brookfield Office Properties	71

www.brookfieldofficeproperties.com